

Funds

12/31/2021

ANNUAL REPORT

INTRODUCTION

TABLE OF CONTENTS

1-866-6-ANCORA

Please feel free to dial our toll-free number to speak directly to a knowledgeable representative who can answer any questions or assist you with any issues concerning your account.

www.ancorafunds.com

This report and the financial statements contained herein are provided for the general information of the shareholders of the Ancora Funds. Investors should carefully consider before investing each Fund's investment objective, risks and expenses. For a prospectus, which contains that information and more information about each Fund, please call 866-626-2672 or visit our website at www.ancorafunds.com. Please read it carefully before you invest or send money.

INTRODUCTION

Dear Shareholders:

Thank you for choosing the Ancora Family of Mutual Funds. We have built the Ancora Funds to capitalize on the evolving opportunities in the investment landscape. Our management style centers on building long-term results for the investors of our Funds. While no mutual fund can guarantee performance, the Ancora Funds promise that our investment decisions will be based upon dedicated research and thoughtful execution.

ANCORA INCOME FUND

U.S. Treasury yields were higher across the board in 2021 with the 2-Year note yield rising 61 basis points to 0.73% and the 10-Year note yield rising 61 basis points to 1.52% at year-end. The broader bond market as measured by the Bloomberg U.S. Aggregate Index closed the fourth quarter up just 0.01%, capping out a difficult year for the fixed income asset class. For the year, bonds closed down -1.54%, the first negative annual return for investment grade bonds since 2013, and only the fourth annual loss for the broader bond market since 1980. Risk asset classes such as High Yield faired much better in 2021, with the broader high yield market returning 5.28% and preferred securities returning 7.75%.

The Ancora Income Fund returned 1.5% in the fourth quarter, handily exceeding its benchmark, the Bloomberg U.S. Aggregate Index, which returned 0.01%. For the year, The Ancora Income Fund returned 9.2% versus the benchmark return of -1.5%.

In the fourth quarter, Iron Mountain REIT was the top performer returning 21.6% as investors searched for yield in the storage REIT space. Bunge Limited and Nextera Energy convertible bonds return 6.4% and 12.8%, respectively, in the quarter as investors flocked to commodity-related companies on fears of rising inflation. Underperformers during the quarter included USB 3.50% notes and JP Morgan 7.90% notes, falling -1.5% and -1.1%, respectively on concerns over rising long-term interest rates. Golar LNG Partners 8.75% preferred slipped -8.8% during the quarter on light volume for the security.

2022 is expected to be another challenging year for the fixed income asset class. In December, the Federal Reserve began the long-awaited tapering of its monthly bond purchases and will likely cease any additional expansion of its balance sheet by the end of the first quarter 2022. Further labor shortages and supply chain bottlenecks are likely going to continue to lead to elevated inflation, which could force the Federal Reserve to quicken its pace of tightening.

The Federal Reserve is expected to raise interest rates up to seven times in 2022, with the first rate hike coming in March. Longer-term rates are projected to continue to gradually move higher with the 10-Year treasury yield ending 2022 in the 2.00-2.25% area, barring any setbacks from additional shut downs due to COVID. Flattening of the yield curve is expected as the Fed raises rates.

With the uncertainty of inflation, COVID and geopolitical risks, we could well see increased volatility across the markets in 2022. In addition, mid-term elections in the fall and the expectations that we will reach the debt ceiling limit around those elections could bring even more volatility. We continue to maintain an above average cash position in

INTRODUCTION

order to take advantage of any weakness in the markets. We are being patient with investments to take advantage of the volatility when opportunities arise.

ANCORA/THELEN SMALL-MID CAP FUND

The equity markets advanced strongly in 2021, particularly in core and value-oriented strategies. Stock prices were driven by a very strong earnings rebound after the slowdown caused by the initial outbreak of COVID. Earnings growth in small cap stocks reached the highest level in the past twenty years, driven by the large amount of stimulus spending. Breaking down the results, the earnings growth rates of small value stocks exceeded 100%, while earnings of growth counterparts advanced over 40%. Strong earnings growth drove stock prices to above average returns in 2021. Despite value stocks exceeding growth, the relative valuation is still attractive which should continue to provide tailwinds to a disciplined strategies such as ours.

We are pleased to report that in this environment the Ancora/Thelen Small-Mid Cap Fund had a strong year returning 24.4%, substantially outperforming the Russell 2500, which advanced 18.2%. From a macro perspective, we had positive or in-line stock selection in nine of the eleven major sectors, with the largest contributors being financials, materials and utilities. The Fund's financial sector increased by more than 40% during the year with broadly positive stock selection, with six stocks increasing more than 35% led by diversified brokerage, B. Riley Financial, Inc., which increased by 140%.

Secondly, the materials sector results benefitted from being overweight one of the best performing areas of the market and from strong stock selection. Largest contributors were construction materials company Summit Materials, lubricants manufacturer and supplier Valvoline, Inc. and diversified chemical company Element Solutions, Inc. Finally, the Fund's utility holdings substantially outperformed, increasing 25% with broadly positive stock selection. We had added to the positions early in the year on weakness caused by concerns over rising interest rates. The stocks performed well, particularly in the fourth quarter as the market became more risk averse. Our utility holdings generally confirm attractive long-term growth outlooks given exposure to infrastructure spending.

For the year, the only sector with negative relative stock selection was energy. The Fund's holdings were up 70%, slightly underperforming the overall sector returns of 81%. We are equal-weight this sector, though generally own lower-volatility positions.

As we begin 2022, there has been an abnormally high amount of selling pressure on stock prices as investors grapple with the effects of higher inflation and interest rates. The pressure has been particularly acute for growth companies, which continue to trade at historically high valuations. A more difficult market generally favors our disciplined, value-oriented strategy. Our discussions with management of many of our holdings indicate record backlogs that extend through 2022. Labor shortages and supply chain issues are acute. We are very closely monitoring the related inflation, particularly wages, which will likely become a larger issue than it has been in a very long time.

We were fairly active in positioning the portfolio for recent developments in the last half of 2021. Fortunately, there have been some attractive spinoffs during this period. One,

INTRODUCTION

Jackson Financial, which we purchased in September, has already provided substantial value. In addition, two other recent spinoffs were added to the portfolio, Consensus Cloud Solutions and Ziff Davis. Both are well positioned for growth and each trade at reasonable valuations.

That being said, history would suggest that speculative market activity, like what we saw in 2021, requires extreme caution going forward. We would agree. At times like these it is crucially important to have an investment approach that has generated positive alpha in the long run. That is why we continue to rely on our three buckets; special situations, underfollowed stocks and franchise stocks when bought at the appropriate time. Importantly, on the sell side, we will be disciplined to remove those companies that have violated our investment thesis. These strategies have helped us to avoid risks and generated consistent alpha over the long run.

ANCORA MICROCAP FUND

The economy posted strong growth in 2021. However, after a period of extreme monetary accommodation by the Federal Reserve, inflation is now the central economic issue and is driving Fed policy. During the fourth quarter of 2021, forward guidance from the Fed took an about face. The Fed dropped its "transitory" language regarding inflation and has very publicly said that policy will tighten in 2022. First, the Fed started to taper their bond purchases during the quarter and will taper much quicker than what expectations were at the end of the third quarter. Second, expectations for increases in the Fed funds rate have also been ratcheted up significantly since the third quarter.

During 2021, while growth stocks continued to lead in the large cap portion of the market, albeit slightly, value stocks crushed growth stocks in the small cap and microcap areas of the market. The Russell Microcap Index returned 19.3% for the year, while the Russell Microcap Growth Index posted a meager 0.9% return and the Russell Microcap Value index ran away with a 34.8% return. It looks like value is back. We believe we are still in the early innings of the return to value investing.

The Ancora Microcap Fund posted a 37.4% return, outperforming the Russell Microcap Index by 18.1%, a great year by anyone's standards. Both security selection and sector allocation added to performance. On the sector allocation front, our significant underweight to health care contributed meaningfully to our performance. We have been underweight for years, due to the fact that most of the sector is populated with development-stage companies with minimal revenues and significant cashflow burn. Most companies in the sector do not meet our strict valuation criteria. Our overweight to energy and financials also added to performance.

Security selection was also additive to performance, led by TipTree, up 179.7%, Aviat Networks, up 87.9% and Donnelley Financial Solutions, up 177.8%. TipTree is an insurance holding company and, in some ways, typical of microcap stocks. When we purchased, the stock was at a significant discount to book value (a decent starting point for estimating intrinsic value for an insurance company). We first added the stock to the portfolio in early 2018 and added over the following two years, making it a sizable position in the portfolio. During this time the stock traded around $6. Then during the course of 2021, the stock traded as high as $16. We trimmed between $14-$16, but continue to hold it in the portfolio. Patience is a virtue in value investing.

Aviat Networks was also in our top three contributors for the year. After two great years of stock performance, we did trim this position significantly, but continue to hold a smaller position. Donnelley stock bottomed around $4 during the COVID crisis in early 2020. During 2021 we trimmed between $30 and $50 and continue to hold a smaller position.

The top detractors to performance were GameStop, up 66.7%, Heritage Global, down 30.1% and Orion Group, down 24.0%. Books will be written on the GameStop story. Keeping it short, the stock went up about 8-fold while we owned it, from about $4 in early 2020 to the low-$30s in early 2021. However, after we sold the position, the stock proceeded to get caught up in the largest short squeeze of all-time and skyrocketed to almost $500 per share at the peak. A simple explanation of the attribution math is if you own a stock in your benchmark that goes up 8x, then sell and it proceeds to go up another 12 times, you lose. I can only wish we lose like that more often.

Heritage Global is a specialty finance company that should do well when the economy is weak since it makes money when defaults increase. However, government spending and Federal Reserve stimulus during COVID precluded consumer defaults and made for a tough time for Heritage Global. We added on weakness and continue to hold the stock. Orion is in the construction business. It has cleaned up its balance sheet but has run into some difficult times. We have not added here and continue to evaluate.

Our philosophy remains unchanged: we are focused on building a portfolio of companies that we believe are trading at a significant discount to their true value. We screen for deeply undervalued stocks with great balance sheets, quality business models, potential catalysts and positive signals from insiders. We will execute our philosophy with patience and discipline. Regardless of broad market valuation, we believe an inefficiently followed segment like microcap stocks can provide fertile ground for new ideas that can potentially outperform the broader market.

ANCORA DIVIDEND VALUE EQUITY FUND

Despite the continued uncertainty around the coronavirus, the U.S. equity markets rose to closeout a banner year return of +28.7% for the S&P 500. This marks the third consecutive year of double-digit returns. 2021 saw Central Banks living with inflation driven by strong demand, pandemic related supply chain issues and increasing energy prices. The higher tolerance for price pressures and the powerful economic restart has kept risk assets resilient and limited the rise in yields but has also resulted in U.S. inflation rising to levels not seen in four decades.

During 2021, the Ancora Dividend Value Equity Fund returned 27.4% versus the Russell 1000 Value Index return of 25.2%. The Fund return since inception in May 2019 is an annualized 18.5% versus the benchmark return of 13.9% over the same time period.

In general, stock selection continued to be the key factor for our better performance during the calendar year. Our focus on higher free cash flow margin along with an attractive dividend yield and sustainable dividend growth begets a concentrated portfolio

INTRODUCTION

of 34 names. While concentrated, the overall portfolio is well diversified across sectors and issuers for downside protection. Our turnover during the year was approximately 10%, as we tend to invest for longer term holding periods. Over the year we initiated 4 new names and exited 4 positions while the 31 names we held for the whole year had a batting average of 68% in comparison to our benchmark. Batting average is defined as the number of holdings that outperformed the benchmark. One of our key metrics is superior and sustainable dividend growth with over 88% of our companies increasing their dividend in line with our 5-year average of 12.8%.

Our overweight and selection in technology and consumer discretionary sectors were major contributors to our outperformance for the year. While most all of our holdings within the technology sector performed well, Microsoft, Broadcom and Accenture held the most relative weight in outperformance. Strong earnings were the result of robust demand in cloud and enterprise services. This was complimented with upwardly revised price targets. In consumer discretionary, The Home Depot was the standout as home improvement demand remains strong along with a favorable housing backdrop for 2022.

Our slight underweight in the energy sector was the biggest detractor for relative performance as energy ripped higher this year along with crude oil prices. Our focus on higher quality Chevron underperformed the category as lower quality securities which had lagged last year performed better. Additionally, our underweight in real estate was a negative factor. Our sole holding in REITs is Weyerhaeuser, having a high correlation with lumber prices, returned 26.9% in comparison to the sector return of 42.7%.

We feel that stock selection will be paramount into 2022. We have conviction that our approach to equity selection with a focus on free cash flow and dividend strength will provide a higher quality portfolio in a potentially more volatile year. Furthermore, our positions in energy, real estate and financials should participate well in an environment that is inflationary along with a steeper yield curve. In addition, we feel that many of our positions are poised to do well in a challenged pricing environment.

Bradley Zucker
President, Treasurer
& Secretary

Kevin Gale
Portfolio Manager

Dan Thelen
Portfolio Manager

Michael Santelli
Portfolio Manager

Sonia Mintun
Portfolio Manager

ANCORA INCOME FUND

INVESTMENT OBJECTIVE:

THE ANCORA INCOME FUND SEEKS TO PROVIDE INVESTORS A HIGH LEVEL OF CURRENT INCOME WITH A SECONDARY OBJECTIVE OF CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Kevin Gale
James Bernard
Portfolio Manager, Ancora Advisors

—————————

NET ASSETS:

$36.6 MILLION*

—————————

INCEPTION DATE:

JANUARY 5, 2004

—————————

TICKERS:

CLASS I – AAIIX

—————————

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2021

TOP HOLDINGS: DECEMBER 31, 2021 [d]

NAME	% OF NET ASSETS
First American Funds Institutional Government Fund Class Y	4.81%
iShares Preferred and Income Securities ETF	3.31%
Global Net Lease, Inc., 6.875%, Series B	1.83%
Enterprise Financial Services Corp., 5%, Non Cumulative Pfd, Series A, 12/15/26	1.78%
Annaly Capital Management, Inc., 6.950%, Series F, 09/30/2022	1.75%
AGNC Investment Corp., 6.875%, Preferred Series D	1.62%
AllianzGI Convertible & Income Fund II, 5.500%, Series A	1.62%
Oxford Lane Capital Corp., 6.250%, Series 2027, Term Preferred Shares	1.61%
New Residential Investment Corp., 7.125%, Series B	1.60%
Highland Income Fund, 5.375%, Series A	1.60%

SECTOR DIVERSIFICATION: DECEMBER 31, 2021 [d]

NAME	% OF TOTAL INVESTMENTS
Traditional Preferred	61.31%
Common Stocks	9.98%
Bonds & Corporate Bond Trust Certificates	8.48%
Investment Companies	6.42%
Senior Securities	4.90%
Money Market Funds	4.82%
REIT Senior Securities	4.10%

TOTAL RETURNS: DECEMBER 31, 2021 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP [a]
ANCORA INCOME FUND - I [b]	9.22%	8.73%	5.88%	5.46%	5.40%
BLOOMBERG BARCLAY'S AGG. BOND INDEX[c]	-1.54%	4.79%	3.57%	2.90%	4.04%

a) Inception data reflects the annualized return since 1/05/04.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions. The Index is an unmanaged benchmark that assumes reinvestment of all distributions and excludes the effect of taxes and fees.
c) The Bloomberg Barclay's Aggregate Bond Index is a widely recognized unmanaged index of bond prices and is representative of a broader market and range of securities than is found in the Fund's portfolio. Individuals cannot invest directly in the Index.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA INCOME FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 1/5/04

The chart above assumes an initial investment of $10,000 made on January 5, 2004 (commencement of Fund operations) and held through December 31, 2021. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021

	Par Value/ Shares	Value
Bonds & Corporate Bond Trust Certificates - 8.45%		
Trust Certificates - 6.44%		
B. Riley Financial, Inc., 5.000%, 12/31/2026	10,000	$ 251,700
B. Riley Financial, Inc., 6.375%, Senior Notes	5,000	131,250
Eagle Point Credit Co., Inc., 6.688%, Notes 04/30/2028	20,000	506,600
Great Ajax Corp., 7.250%, Convertible Senior Notes, 04/30/2024	15,000	390,150
Oxford Square Capital Corp., 6.250%, Notes 2026	20,000	508,400
Scorpio Tankers, Inc., 7.000%, Senior Notes 2025	23,000	568,100
		2,356,200
Government Bonds - 2.01%		
United States Treasury, 1.250%, 08/15/2031	500,000	489,453
United States Treasury, 1.250%. 09/30/2028	250,000	247,276
		736,729
TOTAL BONDS & CORPORATE BOND TRUST CERTIFICATES (Cost $3,021,008)		3,092,929
Investment Companies - 6.40%		
Bond Shares of Beneficial Interest - 1.59%		
Aberdeen Asia-Pacific Income Fund, Inc.	50,000	191,000
Special Opportunities Fund, Inc.	25,204	389,402
Special Opportunity Rights	5,041	222
		580,624
Direct Trust Certificates - 0.59%		
Affiliated Managers Group, Inc., 5.875%, 03/30/2059	8,000	215,920
		215,920
Senior Securities - 4.22%		
AllianzGI Convertible & Income Fund II, 5.500%, Series A	22,500	592,425
Gabelli Dividend & Income Trust, 4.250% Preferred	15,450	389,495
The Gabelli Global Utility & Income Trust, 7.000%, Series B	11,000	563,200
		1,545,120
TOTAL INVESTMENT COMPANIES (Cost $2,174,175)		2,341,664
Traditional Preferred Securities - 61.14%		
Affiliated Managers Group, 4.200%, 09/30/2061	10,000	247,200
Affiliated Managers Group, Inc., 4.750%, Junior Subordinated Notes	5,000	131,600
AGNC Investment Corp., 6.125%	20,000	505,200
AGNC Investment Corp., 6.875%, Preferred Series D	23,000	592,480
Annaly Capital Management, Inc., 6.950%, Series F, 09/30/2022	25,000	639,500
Arbor Realty Trust Inc., 6.375%, 06/02/2026	20,000	507,000
Aspen Insurance Holdings Ltd., 5.625%	8,000	209,440
Aspen Insurance Holdings Ltd., Depositary Shares, 5.625%	4,000	103,240
Athene Holding Ltd., Depositary Shares, 5.625%, Series B	7,000	191,170
Atlanticus Holdings Corp.	5,000	127,500
Atlanticus Holdings Corp., 6.125%, Class B, 11/30/2023	20,100	512,550
Bank of America Corp., 4.125%, 02/02/2026	6,000	152,460
Bank of America Corp., Depositary shares, 5.000%, Series LL	6,500	172,770
Bank of Hawaii Corp., 4.375%, 08/01/2026	2,500	65,275
Bank OZK, 4.625% Perp., 11/15/2026	15,000	377,100

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Par Value/ Shares	Value
Traditional Preferred Securities – (Continued)		
Brookfield Infrastructure Partners LP, 5.125%, Class A, Series 13	10,000	$ 253,100
Carlyle Finance LLC., 4.625%, 05/15/2061	5,000	126,500
Charles Schwab Corp., 4.450%, 06/01/2026 Perp.	10,000	261,100
Chicken Soup For The Soul Entertainment, Inc., 9.50%, Non-Cumulative, 07/31/2022	20,000	510,000
Citizens Financial Group, Inc., Depositary Shares, 5.000%, Series E	12,000	317,640
Compass Diversified Holdings, 7.875%, Series C	17,500	471,100
Customers Bancorp, Inc., 6.450%, 06/15/2021 Perp.	4,056	103,183
DTE Energy Co., 5.250%, Pfd.	10,000	258,400
DTE Energy Co., Series G, 4.375%, Junior Subordinated Debentures	5,000	131,200
Energy Transfer Operating, LP, Series E, 7.600%	20,000	507,000
Entergy Louisiana, LLC, 4.875%, Class B, Call@ 12/30/2021	400	10,120
Enterprise Financial Services Corp., 5.000%, Non Cumulative Pfd, Series A, 12/15/2026	25,000	650,000
Equitable Holdings, Inc., 5.250%, Depositary Shares	9,000	238,500
Federal Agricultural Mortgage Corp., 4.875% 07/17/2026	10,000	257,800
Federal Agricultural Mortgage Corp., 5.750% 07/17/2025 Perp.	15,000	400,201
Fifth Third Bancorp, 3.276%, 08/02/2021 Perp.	500,000	498,122
First Republic Bank, 4.000%, 08/30/2026	4,200	102,900
Ford Motor Co., 6.200%, Notes 06/01/2059	10,000	273,000
Gladstone Investment Corp., 4.875%	20,000	525,400
Global Net Lease, Inc., 6.875%, Series B	25,000	670,000
Globe Life, Inc., 4.250%, 06/15/2061	2,500	64,750
Golar LNG Partners LP. 8.750%, 10/31/2022 Perp.	20,000	424,000
Green Brick Partners, Inc., 5.750%, Cumulative Preferred, Series A, Call 12/23/2026	15,000	392,100
Highland Income Fund, 5.375%, Series A	22,500	583,650
Huntington Bancshares, 4.500%, 04/15/2026	10,000	262,800
JP Morgan Chase and Co. Float Perpetual	250,000	251,250
JPMorgan Chase & Co. 4.550%, 06/01/2026 Perp.	10,000	261,100
KKR Group Financial Co. IX LLC, 4.625%, 04/01/2026	5,000	130,750
MainStreet Bancshares, Inc., 7.500%, Depositary Shares	6,500	175,435
Morgan Stanley Depositary Shares, 4.875%, Series L	8,200	216,890
Morgan Stanley, 4.250%, Preferred	12,200	307,806
New Residential Investment Corp., 7.125%, Series B	23,000	583,970
Oaktree Capital Group, LLC, 6.550%, Series B, Preferred Units	11,000	290,620
OFS Credit Co., 6.125%, 04/30/2023	10,000	256,500
Oxford Lane Capital Corp., 6.250%, Series 2027, Term Preferred Shares	23,231	587,744
Partnerre Ltd. 4.875%, 03/15/2026 Perp.	5,000	135,500
PennyMac Mortgage Investment Trust	20,000	503,600
Priority Income Fund, Inc., 6.000%, Cumulative Preferred, Series H, Call @ 05/06/2023	5,711	143,632
Priority Income Fund, Inc., 6.125%, 06/30/2028	20,000	509,400
Prospect Capital Corp., 5.350%, Cumulative Preferred, Series A, Call @ 07/01/2026	15,000	328,200
Public Storage, 4.000%, Cumulative Preferred, 11/19/2026, R Series	12,200	305,366
Ready Capital Corp., 7.000%	15,000	403,350
Ready Capital Corp., 6.500%, 06/30/2026 Perp.	23,000	568,790
Regions Financial Corp., 4.450%, 06/15/2026 Perp.	5,000	127,000
Regions Financial Corp., 5.700%, Series C	8,000	231,200
Signature Bank Depositary Shares, 5.000%, Series A, 12/30/2025	5,000	130,900
Steel Partners Holding LP., 6.000%, Preferred, 02/07/2026	20,000	488,800
The Southern Co. Series 2020A, 4.950%, Junior Subordinated Notes due 01/30/2080	6,500	176,215
TriState Capital Holdings, Inc., Depositary Shares, 6.375%, Series B	11,000	293,150

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Par Value/ Shares	Value
Traditional Preferred Securities – (Continued)		
Triton International Ltd., 5.750%	20,000	$ 542,400
Truist Financial Corp., Depositary Shares, 4.750%, Series R	8,000	212,720
USB Float 3.500%, Perp.	250,000	240,758
W.R. Berkley Corp., 4.250%, Subordinated Debentures due 2060	5,000	132,450
Wells Fargo & Co., 4.375%, 03/15/2026	10,000	253,000
WesBanco, Inc., Depositary Shares, 6.750%, Series A	8,000	232,160
Western Alliance BanCorp., Series A, 4,250%, 09/30/2026 Perp.	20,000	524,000
TOTAL TRADITIONAL PREFERRED SECURITIES (Cost $21,455,495)		22,371,707
REIT Senior Securities - 4.09%		
Hudson Pacific Properties, Inc., 4.750%, Cumulative Preferred, Series C,11/16/2026	20,000	521,800
Pebblebrook Hotel Trust, 6.300%, Cumulative Preferred, Series F, 12/10/2021	20,000	505,600
UMH Properties, Inc., 6.375%, Series D	18,000	467,640
TOTAL REIT SENIOR SECURITIES (Cost $1,398,879)		1,495,040
Senior Securities - 4.89%		
Senior Securities - 0.95%		
QVC, Inc. 6.250% Senior Secured	5,500	141,405
QVC, Inc. 6.375% Senior Secured	8,000	204,720
		346,125
Senior Securities (Convertible Preferred) - 3.94%		
American Electric Power Co., Inc.	7,500	375,900
Becton, Dickinson & Co., 6.000%, Mandatory Convertible Preferred Stock, Series B, 06/01/2023	5,000	263,750
Boston Scientific Corp., 5.500%, Mandatory Convertible Preferred Stock, Series A, 06/01/2023	2,000	229,320
Bunge Ltd. 4.875% Perp.	1,500	190,110
Nextera Energy, Inc. 6.219%, 09/01/2023	6,600	382,206
		1,441,286
TOTAL SENIOR SECURITIES (Cost $1,725,585)		1,787,411
Common Stocks - 9.96%		
Capital Markets - 0.53%		
Golub Capital BDC, Inc.	12,500	193,000
		193,000
Equity Real Estate Investment Trusts (REITs) - 1.53%		
Annaly Capital Management, Inc.	18,000	140,760
Iron Mountain, Inc.	8,000	418,640
		559,400
Insurance - 1.15%		
Prudential Financial, Inc.	3,900	422,136
		422,136
Energy - 0.90%		
Enterprise Products Partners L.P.	15,000	329,400
		329,400
Oil, Gas & Consumable Fuels - 0.67%		
Exxon Mobil Corp.	4,000	244,760
		244,760

See accompanying notes which are an integral part of the financial statements.

ANCORA INCOME FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Par Value/ Shares	Value
Traditional Preferred Securities – (Continued)		
Financials - 4.35%		
Hercules Capital, Inc.	23,000	$ 381,570
iShares Preferred and Income Securities ETF	30,722	1,211,368
		1,592,938
Metals & Mining - 0.82%		
Rio Tinto PLC	4,500	301,230
		301,230
COMMON STOCKS (Cost $3,208,507)		3,642,864
Money Market Funds - 4.81%		
First American Funds Institutional Government Obligation Class Y 0.89% (b)	1,760,114	1,760,114
TOTAL MONEY MARKET FUNDS (Cost $1,760,114)		1,760,114
TOTAL INVESTMENTS (Cost $34,743,763) - 99.74%		36,491,729
Other Assets In Excess of Liabilities - 0.26%		96,674
TOTAL NET ASSETS - 100.00%		$36,588,403

(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2021.
See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA/THELEN SMALL-MID CAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Dan Thelen
Managing Director – Small-Mid
Cap Equities, Ancora Advisors
_____

NET ASSETS:

$177.9 MILLION*
_____

INCEPTION DATE:

JANUARY 2, 2013
_____

TICKERS:

CLASS I – AATIX
CLASS S - AATSX
_____

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000
CLASS S – $1,500,000

* As of December 31, 2021

TOP HOLDINGS: DECEMBER 31, 2021 (d)

NAME	% OF NET ASSETS
Jackson Financial, Inc.	3.67%
APi Group Corp.	3.18%
MDU Resources Group, Inc.	3.00%
Alight, Inc. Class A	2.79%
Raymond James Financial, Inc.	2.78%
Columbia Financial, Inc.	2.38%
First American Funds Institutional Government Fund Class Y	2.35%
UGI Corp.	2.21%
DT Midstream, Inc.	2.07%
Black Hills Corp.	2.03%

SECTOR DIVERSIFICATION: DECEMBER 31, 2021 (d)

NAME	% OF TOTAL INVESTMENTS
Financials	18.77%
Industrials	13.22%
Consumer Discretionary	12.50%
Utilities	10.46%
Communication Services	9.16%
Materials	8.93%
Information Technology	8.08%
Real Estate	5.46%
Health Care	4.34%
Energy	3.75%
Consumer Staples	2.97%
Money Market Funds	2.35%

TOTAL RETURNS: DECEMBER 31, 2021 (d)

	ONE YEAR	THREE YEARS	FIVE YEARS	SINCE INCEP(a)
ANCORA/THELEN SMALL-MID CAP FUND – I (b)	24.43%	20.34%	12.62%	11.80%
ANCORA/THELEN SMALL-MID CAP FUND – S (b)	24.75%	20.67%	12.92%	10.27%
RUSSELL 2500 INDEX (c)	18.18%	21.91%	13.75%	13.74%

a) Inception data reflects the total return since 01/02/13 for Class I, and Russell 2500 Index and 06/19/2015 for Class S.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 2500 Index, an unmanaged index, consists of 2500 stocks chosen for market size, liquidity, and industry group representation. It is market-value weighted (stock price times number of shares outstanding), with each stock's weighting in the Index proportionate to its market value and not available for purchase. If you were to purchase the securities that make up this Index, your returns would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA /THELEN SMALL-MID CAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 1/2/13

The chart above assumes an initial investment of $10,000 made on January 2, 2013 (commencement of Fund operations) and held through December 31, 2021. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. *Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA /THELEN SMALL-MID CAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021

	Shares	Value
Common Stocks - 97.49%		
Aerospace & Defense - 1.94%		
Arconic, Inc. (a)	104,551	$ 3,451,228
		3,451,228
Air Freight and Logistics - 0.98%		
GXO Logistics, Inc.	19,220	1,745,753
		1,745,753
Auto Components - 0.69%		
Horizon Global Corp.	153,527	1,225,145
		1,225,145
Building Products - 0.44%		
Masco Corp.	11,257	790,467
		790,467
Capital Markets - 7.76%		
B. Riley Financial, Inc.	38,250	3,398,895
Houlihan Lokey, Inc. Class A	10,409	1,077,540
Perella Weinberg Partners	224,352	2,885,167
Raymond James Financial, Inc.	49,310	4,950,724
Westwood Holdings Group, Inc.	87,968	1,490,178
		13,802,504
Chemicals - 3.10%		
Element Solutions, Inc.	124,389	3,020,165
Valvoline, Inc.	66,770	2,489,853
		5,510,018
Commercial Services & Supplies - 2.65%		
IAA, Inc. (a)	53,840	2,725,381
Thryv Holdings, Inc.	48,426	1,991,761
		4,717,142
Communication Equipment - 1.45%		
Frontier Communications Parent, Inc.	27,836	820,884
IAC/InterActive Corp. (a)	13,470	1,760,664
		2,581,548
Construction & Engineering- 4.60%		
APi Group Corp. (a) (c)	219,270	5,650,588
Arcosa, Inc.	28,066	1,479,078
Atlas Technical Consultants, Inc. Class A	124,930	1,051,911
		8,181,577
Construction Materials - 0.66%		
Summit Materials, Inc.	29,450	1,182,123
		1,182,123
Consumer Finance - 1.78%		
Ally Financial, Inc.	16,294	775,757
PROG Holdings, Inc.	52,970	2,389,477
		3,165,234
Distributors - 0.57%		
Weyco Group, Inc	42,180	1,009,789
		1,009,789

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

	Shares	Value
Diversified Consumer Services - 0.91%		
Frontdoor, Inc. (a)	44,040	$ 1,614,066
		1,614,066
Diversified Financial Services - 5.69%		
Cannae Holdings, Inc.	39,580	1,391,237
Jackson Financial, Inc.	155,980	6,524,643
Voya Financial, Inc.	33,424	2,216,345
		10,132,225
Diversified Telecommunications - 0.62%		
Iridium Communications, Inc. (a)	26,640	1,099,966
		1,099,966
Electronic Equipment, Instruments & Comp - 2.03%		
Vontier Corp.	117,330	3,605,551
		3,605,551
Energy Equipment & Services- 1.26%		
ChampionX Holding, Inc. (a)	111,190	2,247,150
		2,247,150
Equity Real Estate Investment Trusts - 5.18%		
Alpine Income Property Trust, Inc.	110,280	2,210,011
CTO Realty Growth, Inc.	26,020	1,598,148
Gaming and Leisure Properties, Inc.	31,976	1,555,952
Postal Realty Trust, Inc. Class A	51,030	1,010,394
PotlatchDeltic Corp.	47,309	2,848,948
		9,223,453
Gas Utilities - 2.21%		
UGI Corp.	85,791	3,938,665
		3,938,665
Health Care Equipment & Supplies - 0.56%		
Utah Medical Products, Inc.	10,024	1,002,400
		1,002,400
Health Care Providers & Services - 2.16%		
Henry Schein, Inc. (a)	45,729	3,545,369
The Pennant Group, Inc. (a)	12,742	294,085
		3,839,454
Hotels, Restaurants, & Leisure - 5.06%		
Churchill Downs, Inc.	7,880	1,898,292
Dine Brands Global, Inc.	15,433	1,169,976
Golden Entertainment, Inc.	20,490	1,035,360
Travel N Leasure Co.	52,870	2,922,125
Wyndham Hotels & Resorts, Inc.	22,035	1,975,438
		9,001,191
Household Products - 1.31%		
Spectrum Brands Holdings, Inc.	22,930	2,332,440
		2,332,440
IT Services - 5.12%		
Concentrix Corp.	15,296	2,732,172
Information Services Group, Inc.	338,980	2,583,028
Kyndryl Holding, Inc.	144,020	2,606,762
Unisys Corp.	57,580	1,184,421
		9,106,383

See accompanying notes which are an integral part of the financial statements.

ANCORA /THELEN SMALL-MID CAP FUND

	Shares	Value
Independent Power and Renewable - 1.56%		
Vistra Energy Corp.	121,730	$ 2,771,792
		2,771,792
Interactive Media & Services - 2.00%		
Ziff Davis, Inc.	32,040	3,551,954
		3,551,954
Life Sciences Tools & Services - 0.63%		
Charles River Laboratories International, Inc. (a)	2,970	1,119,037
		1,119,037
Machinery - 0.59%		
LB Foster Co.	76,957	1,058,159
		1,058,159
Media - 3.99%		
Liberty Braves Series C (a)	88,949	2,499,467
Liberty SiriusXM Series C (a)	63,487	3,228,314
Loyalty Ventures, Inc.	45,510	1,368,486
		7,096,267
Metals & Mining - 1.49%		
Osisko Gold Royalties Ltd.	217,040	2,658,740
		2,658,740
Multi-Utilities- 5.03%		
Black Hills Corp.	51,200	3,613,184
MDU Resources Group, Inc.	173,050	5,336,862
		8,950,046
Oil & Gas - 1.68%		
National Fuel Gas Co.	46,650	2,982,801
		2,982,801
Oil, Gas & Consumable Fuels- 2.49%		
Consol Energy, Inc.	55,170	758,587
DT Midstream, Inc.	76,697	3,679,922
		4,438,509
Paper & Forest Products - 1.74%		
Sylvamo Corp.	111,300	3,104,157
		3,104,157
Personal Products - 1.67%		
Edgewell Personal Care Co.	64,840	2,963,836
		2,963,836
Pharmaceuticals - 0.99%		
Organon & Co.	57,880	1,762,446
		1,762,446
Professional Services - 3.38%		
Alight, Inc. Class A	458,590	4,957,358
Dun & Bradstreet Holdings, Inc.	29,020	594,620
Red Violet, Inc.	11,458	454,768
		6,006,746
Real Estate Investment Trusts - 0.25%		
NewLake Capital Partners, Inc.	15,660	449,129
		449,129

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Shares	Value
Real Estate Services - 0.28%		
Douglas Elliman, Inc.	43,281	$ 497,732
		497,732
Road & Rail - 1.06%		
XPO Logistics, Inc.	24,350	1,885,420
		1,885,420
Software - 0.95%		
Consensus Cloud Solutions, Inc.	29,189	1,689,167
		1,689,167
Specialty Retail - 2.87%		
The Aarons Co., Inc.	133,186	3,283,035
The Tile Shop Holdings, Inc.	57,340	408,834
Victoria's Secret & Co.	25,430	1,412,382
		5,104,251
Textiles, Apparel & Luxury Goods - 2.43%		
Kontoor Brands, Inc.	28,000	1,435,000
Wolverine World Wide, Inc.	100,135	2,884,889
		4,319,889
Thrifts & Mortgage Finance - 3.31%		
Columbia Financial, Inc. (a)	202,856	4,231,576
Federal Agricultural Mortgage Corp.	13,442	1,665,867
		5,897,443
Trading Companies & Distributors - 0.65%		
Transcat, Inc. (a)	12,567	1,161,568
		1,161,568
TOTAL COMMON STOCKS (Cost $139,488,046)		173,974,561
Money Market Funds - 2.35%		
First American Funds Institutional Government Obligation Class Y 0.89% (b)	4,187,615	4,187,615
TOTAL MONEY MARKET FUNDS (Cost $4,187,615)		4,187,615
TOTAL INVESTMENTS (Cost $143,675,661) 100.12%		178,162,176
Liabilities In Excess of Other Assets - (0.21)%		(212,948)
TOTAL NET ASSETS - 100.00%		$177,949,228

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2021.
(c) ADR - American Depository Receipt
See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

INVESTMENT OBJECTIVE:

THE ANCORA MICROCAP FUND SEEKS TO OBTAIN CAPITAL APPRECIATION.

PORTFOLIO MANAGER:

Michael Santelli
Managing Director – Microcap
Equities, Ancora Advisors

NET ASSETS:

$14.7 MILLION*

INCEPTION DATE:

SEPTEMBER 2, 2008

TICKERS:

CLASS I – ANCIX

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2021

TOP HOLDINGS: DECEMBER 31, 2021 [d]

NAME	% OF NET ASSETS
Vaalco Energy, Inc.	4.86%
BG Staffing, Inc.	4.19%
First Internet Bancorp	4.17%
Adams Resources & Energy, Inc.	3.79%
Computer Task Group, Inc.	3.42%
Postal Realty Trust, Inc.	3.25%
Silvercrest Asset Management Group, Inc.	2.81%
United Insurance Holdings Corp.	2.75%
TIPTREE, Inc.	2.68%
Lakeland Industries, Inc.	2.61%

SECTOR DIVERSIFICATION: DECEMBER 31, 2021 [d]

NAME	% OF TOTAL INVESTMENTS
Financials	28.66%
Industrials	21.21%
Information Technology	14.17%
Energy	13.19%
Consumer Discretionary	10.44%
Materials	3.35%
Consumer Staples	3.27%
Real Estate	3.24%
Health Care	2.46%

TOTAL RETURNS: DECEMBER 31, 2021 [d]

	ONE YEAR	THREE YEARS	FIVE YEARS	TEN YEARS	SINCE INCEP[a]
ANCORA MICROCAP FUND - I[b]	37.42%	16.88%	7.90%	11.00%	9.34%
RUSSELL MICROCAP INDEX[c]	19.34%	20.90%	11.69%	13.62%	9.96%

a) Inception data reflects the annualized return since 09/02/08.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell Microcap Index measures the performance of the Microcap segment of the U.S. equity market. It makes up less than 3% of the U.S. equity market. It includes 1,000 of the smallest securities in the small-cap Russell 2000 Index based on a combination of their market cap and current index membership. If you were to purchase the securities that make up this index, your return would be lower once fees and/or commissions are deducted.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA MICROCAP FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

* Inception: 9/2/08

The chart above assumes an initial investment of $10,000 made on September 2, 2008 (commencement of Fund operations) and held through December 31, 2021. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares*. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.*

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021

	Shares	Value
Common Stocks - 99.88%		
Aerospace & Defense - 1.64%		
AerSale Corp.	9,842	$ 174,597
CPI Aerostructures, Inc.	24,794	67,688
		242,285
Banks - 6.65%		
The First of Long Island Corp.	8,980	193,878
First Internet Bancorp (a)	13,088	615,660
Northrim BanCorp, Inc.	3,932	170,885
		980,423
Capital Markets - 8.49%		
180 Degree Capital Corp.	39,195	288,083
Cowen, Inc. Class A	3,575	129,057
Diamond Hill Investment Group, Inc. Class A	1,418	275,418
Donnelley Financial Solutions, Inc.	6,807	320,882
Heritage Global, Inc.	127,460	238,350
		1,251,790
Chemicals - 2.43%		
Advanced Emissions Solutions, Inc.	19,612	129,831
Landec Corp.	20,631	229,004
		358,835
Commercial Services & Supplies - 2.10%		
Perma-Fix Environmental Services, Inc.	49,010	310,233
		310,233
Communication Equipment- 2.34%		
Aviat Networks, Inc. (a)	6,747	216,444
PCTEL, Inc.	22,658	128,471
		344,915
Construction & Engineering - 4.85%		
Concrete Pumping Holdings, Inc.	16,713	137,047
Orion Group Holdings, Inc.	84,729	319,428
Sterling Construction Co., Inc.	9,821	258,292
		714,767
Hotels, Restaurants & Leisure - 0.20%		
Hall of Fame Resort & Entertainment Co.	19,773	30,055
		30,055
Distributors - 2.41%		
VOXX International Corp. (a)	34,881	354,740
		354,740
Diversified Financial Services - 2.68%		
TIPTREE, Inc. (a)	28,569	395,109
		395,109
Electrical Equipment, Instruments & Comp - 2.53%		
Iteris, Inc. (a)	24,527	98,108
Key Tronic Corp.	28,805	180,175
Richardson Electronics Ltd.	7,033	95,086
		373,369
Electronic Equipment, Instruments & Comp - 0.60%		
Coda Octopus Group, Inc.	11,121	88,968
		88,968

See accompanying notes which are an integral part of the financial statements.

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Shares	Value
Energy Equipment & Services - 1.40%		
Independence Contract Drilling, Inc.	10,409	$ 31,227
Profire Energy, Inc.	194,677	206,358
		237,585
Equity Real Estate Investment Trust - 3.25%		
Postal Realty Trust, Inc.	24,214	479,437
		479,437
Food Products - 1.10%		
Coffee Holding Company, Inc. (a) (b)	37,082	162,790
		162,790
Health Care Equipment & Supplies - 0.24%		
Invacare Corp. (a)	12,790	34,789
		34,789
Health Care Providers & Services - 2.24%		
Viemed Healthcare, Inc.	28,113	146,750
Psychemedics Corp.	26,088	183,138
		329,888
Household Durables - 1.34%		
Flexsteel Industries, Inc.	7,362	197,743
		197,743
IT Services - 3.42%		
Computer Task Group, Inc.	50,656	505,040
		505,040
Insurance - 5.06%		
Crawford & Company (CRD-A)	22,494	168,480
Hallmark Financial Services, Inc.	39,757	172,943
United Insurance Holdings Corp. (a)	93,415	405,421
		746,844
Internet Software & Services - 0.81%		
Points International Ltd.	7,776	119,081
		119,081
Investment Companies - 2.81%		
Silvercrest Asset Management Group, Inc.	24,166	414,930
		414,930
Machinery - 2.63%		
Graham Corp.	14,033	174,571
LB Foster Co.	15,505	213,194
		387,765
Marine - 3.77%		
Eagle Bulk Shipping, Inc.	6,582	299,481
Genco Shipping & Trading Ltd.	16,038	256,608
		556,089
Metals & Mining -0.77%		
Endeavour Silver Corp. (a)	27,796	117,299
Olympic Steel, Inc. (a)	5,785	135,948
Universal Stainless & Alloy Products, Inc. (a)	14,327	113,756
		367,003
Oil, Gas & Consumable Fuels - 11.65%		
Adams Resources & Energy, Inc. (a)	20,084	558,536
Alto Ingredients, Inc.	45,996	221,241

See accompanying notes which are an integral part of the financial statements.

ANCORA MICROCAP FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Shares	Value
Oil, Gas & Consumable Fuels – (Continued)		
Evolution Petroleum Corp.	16,081	$ 81,209
Teekay Tankers Ltd. (a)	12,779	139,291
Vaalco Energy, Inc. (a)	223,471	717,342
		1,717,619
Personal Products - 0.63%		
Nature's Sunshine Products, Inc.	5,012	92,722
		92,722
Professional Services - 6.04%		
Acacia Research Corp. (a)	53,291	273,383
BG Staffing, Inc.	43,029	617,466
		890,849
Semiconductors & Semiconductor Equipment - 2.24%		
Amtech Systems, Inc. (a)	15,998	158,060
AXT, Inc. (a)	19,542	172,165
		330,225
Software - 0.41%		
Allot Communications Ltd. (a)	5,062	60,137
		60,137
Specialty Retail - 1.65%		
America's Car-Mart, Inc.	1,171	119,910
Tandy Leather Factory, Inc. (a)	23,907	123,121
		243,031
Technology Hardware, Storage & Peripheral Total - 2.44%		
Immersion Corp.	33,187	189,498
INTEVAC, Inc.	36,209	170,544
		360,042
Textiles, Apparel, & Luxury Goods - 4.01%		
Culp, Inc.	8,295	78,885
Lakeland Industries, Inc. (a)	17,758	385,349
Movado Group, Inc. (a)	3,054	127,749
		591,983
Thrifts & Mortgage Finance - 3.11%		
Federal Agricultural Mortgage Corp.	1,873	232,121
Trustco Bank Corp. (a)	6,796	226,375
		458,496
TOTAL COMMON STOCKS (Cost $12,465,997)		14,729,577
Warrant - 0.07%		
Household Durables - 0.07%		
Zagg/Cvr.Us (c)	71,453	10,718
TOTAL WARRANT (Cost $0)		10,718
TOTAL INVESTMENTS (Cost $12,465,997) 99.95%		14,740,295
Other Assets In Excess of Liabilities - 0.05%		7,751
TOTAL NET ASSETS - 100.00%		$14,748,046

(a) Non-Income producing.
(b) ADR - American Depository Receipt
(c) Security is fair valued pursuant to the policies and procedures approved by the Board of Trustees.
See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

INVESTMENT OBJECTIVE:

THE ANCORA DIVIDEND VALUE EQUITY FUND SEEKS TO PROVIDE GROWTH OF INCOME AND LONG-TERM CAPITAL APPRECIATION.

PORTFOLIO MANAGERS:

Sonia Mintun
David Sowerby
Tom Kennedy
Portfolio Manager, Ancora Advisors

NET ASSETS:

$37.7 MILLION*

INCEPTION DATE:

May 7, 2019

TICKERS:

CLASS I – ADEIX

MINIMUM INITIAL INVESTMENT:

CLASS I – $5,000

* As of December 31, 2021

TOP HOLDINGS: DECEMBER 31, 2021 [d]

NAME	% OF NET ASSETS
AbbVie, Inc.	4.40%
The Home Depot, Inc.	4.27%
Apple, Inc.	4.24%
Microsoft Corp.	4.24%
Broadcom, Inc.	4.24%
Bank of America Corp.	4.19%
Chevron Corp.	4.11%
CVS Health Corp.	4.01%
JP Morgan Chase & Co.	3.93%
Citizens Financial Group, Inc.	3.64%

SECTOR DIVERSIFICATION: DECEMBER 31, 2021 [d]

NAME	% OF TOTAL INVESTMENTS
Information Technology	21.01%
Financials	19.51%
Health Care	15.51%
Consumer Discretionary	13.64%
Industrials	9.15%
Energy	5.49%
Consumer Staples	4.68%
Materials	3.45%
Money Market Funds	3.21%
Real Estate	2.47%
Communication Services	1.89%

TOTAL RETURNS: DECEMBER 31, 2021 [d]

	ONE YEAR	SINCE INCEP[a]
ANCORA DIVIDEND VALUE EQUITY - I[b]	27.36%	18.47%
RUSSELL 1000 VALUE INDEX[c]	25.16%	13.91%

a) Inception data reflects the return since 05/07/2019.
b) Return figures reflect any change in price per share and assume the reinvestment of all distributions.
c) The Russell 1000 Value Index is designed to be a measure of the large and mid-sized capitalization companies in the United States equities market. The index is a composite of roughly 1,000 securities issued by the largest companies in the U.S. in terms of market capitalization. The Russell 1000 Value Index is a subset of the securities found in the Russell 1000.
d) Data is unaudited.

The performance quoted represents past performance, which does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. The returns shown do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance of the Fund may be lower or higher than the performance quoted. The Fund's investment objectives, risks, charges and expenses must be considered carefully before investing. Performance data current to the most recent month end may be obtained by calling 1-866-626-2672.

ANCORA DIVIDEND VALUE EQUITY FUND

PERFORMANCE ILLUSTRATION (UNAUDITED)



Growth of a $10,000 Investment

*Inception: 5/7/2019

The chart above assumes an initial investment of $10,000 made on May 7, 2019 (commencement of Fund operations) and held through December 31, 2021. THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown assume the reinvestment of all distributions and do not reflect deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price.

Past performance is no guarantee of future results. Performance is unaudited.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021

	Shares	Value
Common Stocks - 96.47%		
Aerospace & Defense - 2.45%		
L3Harris Technologies, Inc.	4,325	$ 922,263
		922,263
Automobiles - 1.04%		
General Motors Co.	6,650	389,889
		389,889
Banks - 11.76%		
Bank of America Corp.	35,460	1,577,615
Citizens Financial Group, Inc.	29,000	1,370,250
JP Morgan Chase & Co.	9,350	1,480,573
		4,428,438
Capital Markets - 4.92%		
BlackRock, Inc.	1,050	961,338
Houlihan Lokey, Inc.	8,625	892,860
		1,854,198
Chemicals - 3.43%		
Eastman Chemical Co.	10,700	1,293,737
		1,293,737
Communications Equipment - 1.92%		
Cisco Systems, Inc.	11,425	724,002
		724,002
Consumer Finance - 2.77%		
Discover Financial Services	9,035	1,044,085
		1,044,085
Electrical Equipment - 3.07%		
Eaton Corporation Plc.	6,700	1,157,894
		1,157,894
Entertainment - 1.88%		
Disney Walt Co.	4,570	707,847
		707,847
Equity Real Estate Investment Trusts-2.46%		
Weyerhaeuser Co.	22,485	925,932
		925,932
Food Products - 3.06%		
Nestlé S.A. (a)	8,225	1,154,543
		1,154,543
Health Care Equipment & Supplies-1.63%		
Medtronic, Inc.	5,935	613,976
		613,976
Health Care Providers & Services - 6.41%		
CVS Health Corp.	14,640	1,510,262
UnitedHealth Group Inc.	1,800	903,852
		2,414,114
Hotels, Restaurants & Leisure - 6.12%		
Marriott International, Inc.	3,325	549,423
McDonalds Corp.	4,125	1,105,789
Wyndham Hotels & Resorts, Inc.	7,245	649,514
		2,304,726

See accompanying notes which are an integral part of the financial statements.

ANCORA DIVIDEND VALUE EQUITY FUND

SCHEDULE OF INVESTMENTS as of December 31, 2021 (CONTINUED)

	Shares	Value
Household Products - 1.60%		
Procter & Gamble Co.	3,675	$ 601,157
		601,157
IT Services - 4.48%		
Accenture Plc.	2,775	1,150,376
Fidelity National Information Services, Inc.	4,910	535,927
		1,686,303
Industrial Conglomerates - 3.60%		
Honeywell International, Inc.	6,500	1,355,315
		1,355,315
Oil, Gas & Consumable Fuels - 5.47%		
Chevron Corp.	13,185	1,547,260
EOG Resources, Inc.	5,780	513,437
		2,060,697
Pharmaceuticals - 7.43%		
AbbVie, Inc.	12,250	1,658,650
Johnson & Johnson	6,655	1,138,471
		2,797,121
Semiconductors & Semiconductor Equipment - 6.06%		
Broadcom, Inc.	2,400	1,596,984
Texas Instruments, Inc.	3,640	686,031
		2,283,015
Software - 4.24%		
Microsoft Corp.	4,750	1,597,520
		1,597,520
Specialty Retail - 4.27%		
The Home Depot, Inc.	3,875	1,608,164
		1,608,164
Technology Hardware, Storage & Peripheral - 4.24%		
Apple, Inc.	9,000	1,598,130
		1,598,130
Textiles, Apparel & Luxury Goods - 2.17%		
NIKE, Inc.	4,900	816,683
		816,683
TOTAL COMMON STOCKS (Cost $23,850,214)		36,339,749
Money Market Funds - 3.20%		
First American Funds Institutional Government Obligation Class Y 0.89% (b)	1,206,709	1,206,709
TOTAL MONEY MARKET FUNDS (Cost $1,206,709)		1,206,709
TOTAL INVESTMENTS (Cost $25,056,923) 99.67%		37,546,458
Other Assets In Excess of Liabilities - 0.33%		123,631
TOTAL NET ASSETS - 100.00%		$37,670,089

(a) Non-Income producing.
(b) Variable rate security; the coupon rate shown represents the 7-day yield as of December 31, 2021.
See accompanying notes which are an integral part of the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
Ancora Trust

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ancora Trust, comprising the funds listed below (the "Funds") as of December 31, 2021, the related statements of operations, the statements of changes in net assets, the related notes, and the financial highlights for each of the periods indicated below (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Funds as of December 31, 2021, the results of their operations, the changes in net assets, and the financial highlights for each of the periods indicated below in conformity with accounting principles generally accepted in the United States of America.

Fund Name	Statements of Operations	Statements of Changes in Net Assets	Financial Highlights
Ancora Income Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund	For the year ended December 31, 2021	For the years ended December 31, 2021 and 2020	For the years ended December 31, 2021, 2020, 2019, 2018 and 2017
Ancora Dividend Value Equity Fund	For the year ended December 31, 2021	For the years ended December 31, 2021 and 2020	For the years ended December 31, 2021 and 2020 and for the period May 7, 2019 (commencement of operations) through December 30, 2019

Basis for Opinion

These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2021, by correspondence with the custodian and brokers; when replies were not received from brokers, we performed other auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Funds' auditor since 2004.

Cohen & Company, Ltd.

COHEN & COMPANY, LTD.
Cleveland, Ohio
February 28, 2022

FINANCIAL REVIEW

STATEMENTS OF ASSETS & LIABILITIES – As of December 31, 2021

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Assets				
Investments in securities:				
At Cost	$34,743,763	$143,675,661	$12,465,997	$25,056,923
At Fair Value	$36,491,729	$178,162,176	$14,740,295	$37,546,458
Cash	-	314,688	1,000	-
Dividends and interest receivable	87,068	212,732	4,270	11,876
Receivable for investments sold	-	-	76,407	-
Shareholder subscription receivable	40,000	30,725	-	150,000
Prepaid expenses	8,519	21,062	3,914	3,567
Total assets	36,627,316	178,741,383	14,825,886	37,711,901
Liabilities				
Due to custodian	-	-	47,164	-
Payable for investments purchased	-	515,901	-	-
Shareholder redemptions payable	-	98,345	-	-
Payable to advisor	14,772	136,873	11,940	19,519
Administration fees payable	2,954	14,815	1,243	3,082
Shareholder servicing fees payable	295	962	124	308
Trustee fees payable	3,295	1,696	1,448	1,695
Accrued expenses	17,597	23,563	15,921	17,208
Total liabilities	38,913	792,155	77,840	41,812
Net Assets:	$36,588,403	$177,949,228	$14,748,046	$37,670,089
(unlimited number of shares authorized, no par value)				
Net Assets consist of:				
Paid in capital	36,251,777	141,553,886	14,216,131	25,128,108
Distributable Earnings	336,626	36,395,342	531,915	12,541,981
Net Assets	$36,588,403	$177,949,228	$14,748,046	$37,670,089
Class I:				
Net assets applicable to Class I shares	$36,588,403	$114,458,232	$14,748,046	$37,670,089
Shares outstanding (unlimited number of shares authorized, no par value)	4,530,139	6,440,417	981,972	2,485,412
Net asset value, offering price, and redemption price per share	$ 8.08	$ 17.77	$ 15.02	$ 15.16
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ 7.92	$ 17.41	$ 14.72	$ 14.86
Class S:				
Net assets applicable to Class S shares	$ -	$ 63,490,996	$ -	$ -
Shares outstanding (unlimited number of shares authorized, no par value)	-	3,476,801	-	-
Net asset value, offering price, and redemption price per share	$ -	$ 18.26	$ -	$ -
Minimum Redemption Price Per Share (a) (NAV * 98%)	$ -	$ 17.89	$ -	$ -

(a) The Funds will impose a 2.00% redemption fee on shares redeemed within 90 days of purchase.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

STATEMENTS OF OPERATIONS – For the year ended December 31, 2021

	Ancora Income Fund	Ancora/Thelen Small-Mid Cap Fund	Ancora MicroCap Fund	Ancora Dividend Value Equity Fund
Investment Income				
Dividend income (a)	$1,491,796	$ 2,407,149	$ 179,652	$ 666,646
Total Income	1,491,796	2,407,149	179,652	666,646
Expenses				
Investment advisor fee	136,379	1,719,037	144,743	245,286
Shareholder servicing account expenses				
Class I	2,728	11,240	1,448	3,270
Fund accounting expenses	29,136	65,254	23,803	33,095
Transfer agent expenses	9,326	9,299	9,300	9,300
Legal expenses	14,118	11,993	13,468	14,034
Administration expenses	27,276	171,904	14,474	32,705
Insurance expenses	11,676	11,676	11,676	11,676
Custodian expenses	4,617	20,831	5,475	3,525
Auditing expenses	10,174	10,317	11,280	11,547
Printing expenses	526	1,624	623	567
Trustees expenses	22,962	21,362	21,115	21,362
Miscellaneous expenses	3,648	5,441	3,674	3,467
Registration expenses	10,046	38,699	6,776	5,448
Total Expenses	282,612	2,098,677	267,855	395,282
Waived Fees	-	(127,484)	(36,266)	(68,234)
Net Expenses	282,612	1,971,193	231,589	327,048
Net Investment Income (Loss)	1,209,184	435,956	(51,937)	339,598
Net Realized & Unrealized Gain (Loss)				
Net realized gain on unaffiliated investment securities	566,284	37,073,253	1,926,553	633,252
Net realized gain on affiliated investment securities	-	384,758	78,493	-
Net capital gain distributions from underlying investment	27,945	174,917	-	25,522
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	504,416	(2,786,506)	1,986,217	6,912,474
Net change in unrealized appreciation on affiliated investment securities	-	241,593	45,360	-
Net realized and unrealized gain on investment securities	1,098,645	35,088,015	4,036,623	7,571,248
Net increase in net assets resulting from operations	$2,307,829	$35,523,971	$3,984,686	$ 7,910,846

(a) Net of foreign taxes withheld $1,142, $4,049, $0, and $3,700, respectively
See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Income Fund	
	Year Ended December 31, 2021	Year Ended December 31, 2020
Increase (decrease) in Net Assets from Operations		
Net investment income	$ 1,209,184	$ 794,715
Net realized gain (loss) on unaffiliated investment securities	566,284	(2,017,002)
Net capital gain distributions from underlying investment	27,945	26,522
Net change in unrealized appreciation on unaffiliated investment securities	504,416	365,158
Net increase (decrease) in net assets resulting from operations	2,307,829	(830,607)
Distributions		
From distribution to shareholders - Class I	(1,209,184)	(794,715)
From return of capital - Class I	(40,509)	(603,878)
Total distributions	(1,249,693)	(1,398,593)
Capital Share Transactions - Class I		
Proceeds from sale of shares	16,982,822	9,501,438
Shares issued in reinvestment of dividends	1,172,719	1,119,410
Redemption fees	2,281	2,358
Shares redeemed	(2,698,712)	(24,438,479)
Net increase (decrease) in net assets resulting from capital share transactions	15,459,110	(13,815,273)
Total increase (decrease) in net assets	16,517,246	(16,044,473)
Net Assets		
Beginning of year	$ 20,071,157	$ 36,115,630
End of year	$ 36,588,403	$ 20,071,157
Capital Share Transactions - I Shares		
Shares sold	2,127,503	1,277,160
Shares issued in reinvestment of distributions	147,233	151,739
Shares repurchased	(337,548)	(3,394,902)
Net increase (decrease) from capital share transactions	1,937,188	(1,966,003)

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora/Thelen Small-Mid Cap Fund	
	Year Ended December 31, 2021	Year Ended December 31, 2020
Increase in Net Assets from Operations		
Net investment income	$ 435,956	$ 643,146
Net realized gain on unaffiliated investment securities	37,073,253	1,679,258
Net realized gain on affiliated investment securities	384,758	-
Net capital gain distributions from underlying investment	174,917	148,721
Net change in unrealized appreciation (depreciation) on unaffiliated investment securities	(2,786,506)	12,021,990
Net change in unrealized appreciation (depreciation) on affiliated investment securities	241,593	(215,825)
Net increase in net assets resulting from operations	35,523,971	14,277,290
Distributions		
From distribution to shareholders - Class I	(21,406,065)	(259,529)
From distribution to shareholders - Class S	(11,579,593)	(252,763)
Total distributions	(32,985,658)	(512,292)
Capital Share Transactions - Class I		
Proceeds from sale of shares	12,751,150	9,895,702
Shares issued in reinvestment of dividends	19,454,338	251,791
Redemption fees	9,121	186
Shares redeemed	(14,013,611)	(19,064,107)
	18,200,998	(8,916,428)
Capital Share Transactions - Class S		
Proceeds from sale of shares	11,662,031	3,418,579
Shares issued in reinvestment of dividends	9,087,119	249,191
Shares redeemed	(8,302,549)	(2,894,751)
	12,446,601	773,019
Net increase (decrease) in net assets resulting from capital share transactions	30,647,599	(8,143,409)
Total increase in net assets	33,185,912	5,621,589
Net Assets		
Beginning of year	$ 144,763,316	$ 139,141,727
End of year	$ 177,949,228	$ 144,763,316
Capital Share Transactions - I Shares		
Shares sold	638,658	717,563
Shares issued in reinvestment of distributions	1,097,875	14,380
Shares repurchased	(668,742)	(1,434,903)
Net increase (decrease) from capital share transactions	1,067,791	(702,960)
Capital Share Transactions - S Shares		
Shares sold	578,992	251,748
Shares issued in reinvestment of distributions	499,018	13,921
Shares repurchased	(398,810)	(182,263)
Net increase from capital share transactions	679,200	83,406

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora MicroCap Fund	
	Year Ended December 31, 2021	Year Ended December 31, 2020
Increase (decrease) in Net Assets from Operations		
Net investment loss	$ (51,937)	$ (64,139)
Net realized gain (loss) on unaffiliated investment securities	1,926,553	(2,944,521)
Net realized gain on affiliated investment securities	78,493	-
Net change in unrealized appreciation on unaffiliated investment securities	1,986,217	2,165,483
Net change in unrealized appreciation (depreciation) on affiliated investment securities	45,360	(66,015)
Net increase (decrease) in net assets resulting from operations	3,984,686	(909,192)
Capital Share Transactions - Class I		
Proceeds from sale of shares	1,198,159	885,453
Redemption fees	636	-
Shares redeemed	(1,080,939)	(7,890,899)
Net increase (decrease) in net assets resulting	117,856	(7,005,446)
from capital share transactions		
Total increase (decrease) in net assets	4,102,542	(7,914,638)
Net Assets		
Beginning of year	$ 10,645,504	$ 18,560,142
End of year	$ 14,748,046	$ 10,645,504
Capital Share Transactions - I Shares		
Shares sold	82,303	104,908
Shares repurchased	(74,364)	(907,485)
Net increase (decrease) from capital share transactions	7,939	(802,577)

See accompanying notes which are an integral part of the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Ancora Dividend Value Equity Fund	
	Year Ended December 31, 2021	Year Ended December 31, 2020
Increase in Net Assets from Operations		
Net investment income	$ 339,598	$ 339,739
Net realized gain (loss) on unaffiliated investment securities	633,252	(632,149)
Net capital gain distributions from underlying investment	25,522	-
Net change in unrealized appreciation on unaffiliated investment securities	6,912,474	3,550,019
Net increase in net assets resulting from operations	7,910,846	3,257,609
Distributions		
From distribution to shareholders - Class I	(390,672)	(340,229)
Total distributions	(390,672)	(340,229)
Capital Share Transactions - Class I		
Proceeds from sale of shares	3,249,664	7,854,601
Shares issued in reinvestment of dividends	387,970	337,657
Redemption fees	1,117	941
Shares redeemed	(2,326,812)	(3,113,561)
Net increase in net assets resulting from capital share transactions	1,311,939	5,079,638
Total increase in net assets	8,832,113	7,997,018
Net Assets		
Beginning of year	$ 28,837,976	$ 20,840,958
End of year	$ 37,670,089	$ 28,837,976
Capital Share Transactions - I Shares		
Shares sold	236,897	810,490
Shares issued in reinvestment of distributions	27,445	32,465
Shares repurchased	(174,709)	(306,700)
Net increase from capital share transactions	89,633	536,255

See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora Income Fund

CLASS I SHARES	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017
Selected Per Share Data					
Net asset value, beginning of year	$ 7.74	$ 7.92	$ 7.42	$ 8.19	$ 8.13
Income from investment operations					
Net investment income (a)	0.35	0.25	0.30	0.30	0.31
Net realized and unrealized gain (loss)	0.35	0.01(f)	0.68	(0.57)	0.26
Total from investment operations	0.70	0.26	0.98	(0.27)	0.57
Less Distributions to shareholders:					
From net investment income	(0.35)	(0.23)	(0.35)	(0.32)	(0.32)
From net realized gain	-	-	-	-	(0.07)
From return of capital	(0.01)	(0.21)	(0.13)	(0.18)	(0.12)
Total distributions	(0.36)	(0.44)	(0.48)	(0.50)	(0.51)
Paid in capital from redemption fees	- (e)	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 8.08	$ 7.74	$ 7.92	$ 7.42	$ 8.19
Total Return (b)	9.22%	3.72%	13.46%	(3.40)%	7.14%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 36,588	$ 20,071	$ 36,116	$ 28,088	$ 33,166
Ratio of expenses to average net assets (c)	1.03%	1.29%	1.28%	1.29%	1.28%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.03%	1.54%	1.53%	1.49%	1.41%
Ratio of net investment income to average net assets (c) (d)	4.43%	3.39%	3.82%	3.78%	3.76%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	4.43%	3.13%	3.57%	3.57%	3.63%
Portfolio turnover rate	40.56%	84.20%	103.17%	56.98%	54.84%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
(f) Realized and unrealized gains and losses per share in this caption are balancing amounts necessary to reconcile the change in net asset value per share for the period, and may not reconcile with the aggregate gains and losses in the Statement of Operations due to share transactions for the period.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS I SHARES	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017
Selected Per Share Data					
Net asset value, beginning of year	$ 17.59	$ 15.73	$ 12.60	$ 15.55	$ 14.04
Income from investment operations					
Net investment income (a)	0.04	0.06	0.00 (e)	0.00 (e)	0.07
Net realized and unrealized gain (loss)	4.24	1.85	3.14	(1.99)	2.61
Total from investment operations	4.28	1.91	3.14	(1.99)	2.68
Less Distributions to shareholders:					
From net investment income	(0.08)	(0.05)	(0.01)	(0.03)	(0.05)
From net realized gain	(4.02)	-	-	(0.93)	(1.12)
Total distributions	(4.10)	(0.05)	(0.01)	(0.96)	(1.17)
Paid in capital from redemption fees	- (e)	- (e)	- (e)	- (e)	- (e)
Net asset value, end of year	$ 17.77	$ 17.59	$ 15.73	$ 12.60	$ 15.55
Total Return (b)	24.43%	12.13%	24.90%	(12.69)%	19.05%
Ratios and Supplemental Data					
Net assets, end of year (000)	$114,458	$ 94,483	$ 95,539	$ 81,001	$ 84,308
Ratio of expenses to average net assets (c)	1.22%	1.26%	1.27%	1.27%	1.32%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.22%	1.26%	1.27%	1.27%	1.32%
Ratio of net investment income (loss) to average net assets (c) (d)	0.17%	0.44%	0.03%	(0.01)%	0.46%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	0.17%	0.44%	0.03%	(0.01)%	0.46%
Portfolio turnover rate	85.44%	77.21%	92.93%	51.97%	60.96%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora MicroCap Fund

CLASS I SHARES	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017
Selected Per Share Data					
Net asset value, beginning of year	$ 10.93	$ 10.45	$ 9.55	$ 14.09	$ 12.87
Income from investment operations					
Net investment income (loss) (a)	(0.05)	(0.05)	(0.09)	(0.09)	(0.14)
Net realized and unrealized gain (loss)	4.14	0.53	1.15	(3.10)	2.46
Total from investment operations	4.09	0.48	1.06	(3.19)	2.32
Less Distributions to shareholders:					
From net investment income	-	-	-	-	- (c)
From net realized gain	-	-	(0.16)	(1.35)	(1.10)
Total distributions	-	-	(0.16)	(1.35)	(1.10)
Paid in capital from redemption fees	- (c)	-	- (c)	- (c)	- (c)
Net asset value, end of year	$ 15.02	$ 10.93	$ 10.45	$ 9.55	$ 14.09
Total Return (b)	37.42%	4.59%	11.09%	(22.37)%	18.00%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 14,748	$ 10,646	$ 18,560	$ 18,164	$ 22,023
Ratio of expenses to average net assets	1.60%	1.60%	1.60%	1.55%	1.60%
Ratio of expenses to average net assets before waiver & reimbursement	1.85%	1.97%	1.72%	1.55%	1.60%
Ratio of net investment income (loss) to average net assets	(0.36)%	(0.54)%	(0.82)%	(0.66)%	(0.98)%
Ratio of net investment income (loss) to average net assets before waiver & reimbursement	(0.61)%	(0.91)%	(0.94)%	(0.66)%	(0.98)%
Portfolio turnover rate	41.73%	19.95%	25.56%	31.20%	35.15% (d)

(a) Net investment income (loss) per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) Amount is less than $0.005.
(d) Excludes the impact of in-kind transactions.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year/period

Ancora Dividend Value Equity Fund

CLASS I SHARES	Year Ended 12/31/2021	Year Ended 12/31/2020	Period Ended 12/31/2019 (g)
Selected Per Share Data			
Net asset value, beginning of year/period	$ 12.04	$ 11.21	$ 10.00
Income from investment operations			
Net investment income (a)	0.14	0.15	0.11
Net realized and unrealized gain	3.14	0.83	1.19
Total from investment operations	3.28	0.98	1.30
Less Distributions to shareholders:			
From net investment income	(0.14)	(0.14)	(0.09)
From net realized gain	(0.02)	(0.01)	-
Total distributions	(0.16)	(0.15)	(0.09)
Paid in capital from redemption fees	- (h)	- (h)	- (h)
Net asset value, end of year/period	$ 15.16	$ 12.04	$ 11.21
Total Return (b)	27.36%	8.95%	12.98% (f)
Ratios and Supplemental Data			
Net assets, end of year/period (000)	$ 37,670	$ 28,838	$ 20,841
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00% (e)
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.21%	1.33%	1.40% (e)
Ratio of net investment income (loss) to average net assets (c) (d)	1.04%	1.47%	1.56% (e)
Ratio of net investment income (loss) to average net assets before waiver & reimbursement (c) (d)	0.83%	1.14%	1.16% (e)
Portfolio turnover rate	11.90%	9.50%	12.54% (f)

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
(e) Annualized
(f) Not Annualized
(g) For period May 7, 2019 (commencement of operations) through December 31, 2019.
(h) Amount is less than $0.005.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

FINANCIAL HIGHLIGHTS FOR A FUND SHARE OUTSTANDING – throughout each year

Ancora/Thelen Small-Mid Cap Fund

CLASS S SHARES	Year Ended 12/31/2021	Year Ended 12/31/2020	Year Ended 12/31/2019	Year Ended 12/31/2018	Year Ended 12/31/2017
Selected Per Share Data					
Net asset value, beginning of year	$ 17.97	$ 16.06	$ 12.86	$ 15.85	$ 14.29
Income from investment operations					
Net investment income (a)	0.09	0.11	0.04	0.05	0.12
Net realized and unrealized gain (loss)	4.34	1.89	3.21	(2.06)	2.66
Total from investment operations	4.43	2.00	3.25	(2.01)	2.78
Less Distributions to shareholders:					
From net investment income	(0.12)	(0.09)	(0.05)	(0.05)	(0.10)
From net realized gain	(4.02)	-	-	(0.93)	(1.12)
Total distributions	(4.14)	(0.09)	(0.05)	(0.98)	(1.22)
Net asset value, end of year	$ 18.26	$ 17.97	$ 16.06	$ 12.86	$ 15.85
Total Return (b)	24.75%	12.46%	25.24%	(12.53)%	19.45%
Ratios and Supplemental Data					
Net assets, end of year (000)	$ 63,491	$ 50,281	$ 43,603	$ 26,573	$ 8,846
Ratio of expenses to average net assets (c)	1.00%	1.00%	1.00%	1.00%	1.00%
Ratio of expenses to average net assets before waiver & reimbursement (c)	1.21%	1.25%	1.25%	1.27%	1.31%
Ratio of net investment income (loss) to average net assets (c) (d)	0.40%	0.75%	0.29%	0.36%	0.79%
Ratio of net investment income to average net assets before waiver & reimbursement (c) (d)	0.19%	0.49%	0.04%	0.09%	0.48%
Portfolio turnover rate	85.44%	77.21%	92.93%	51.97%	60.96%

(a) Net investment income per share is based on average shares outstanding.
(b) Total return represents the rate that the investor would have earned or lost on an investment in the Fund, assuming reinvestment of dividends.
(c) These ratios exclude the impact of expenses of the underlying security holdings as represented in the schedule of investments.
(d) Recognition of net investment income (loss) by the Fund is affected by the timing of the declaration of dividends by the underlying investment companies in which the Fund invests.
See accompanying notes which are an integral part of the financial statements.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements
December 31, 2021

NOTE 1. ORGANIZATION

Ancora Income Fund (the "Income Fund"), Ancora/Thelen Small-Mid Cap Fund (the "Small-Mid Cap Fund"), Ancora MicroCap Fund (the "MicroCap Fund"), and Ancora Dividend Value Equity Fund (the "Dividend Value Equity Fund"), (each, a "Fund" and collectively, the "Funds") are each a separate series of Ancora Trust (the "Trust"), an Ohio business trust under a Declaration of Trust dated August 20, 2003. The Declaration of Trust permits the Trust to issue an unlimited number of shares of beneficial interest representing interests in separate funds of securities, and it permits the Trust to offer separate classes of each such series. The Income Fund's investment objective is to obtain a high level of income, with a secondary objective of capital appreciation. The Small-Mid Cap Fund's investment objective is to obtain capital appreciation in the value of its shares. The MicroCap Fund's investment objective is to obtain capital appreciation in the value of its shares. The Dividend Value Equity Fund's investment objective is to provide growth of income and long-term capital appreciation. Each Fund is an "open-end" management investment company as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Each Fund is a "diversified" company as defined in the 1940 Act. The Board of Trustees (the "Board") of the Trust has authorized that shares of the Funds may be offered in two classes: Class I and Class S. Class S shares are currently offered in the Small-Mid Cap Fund only. Class I and Class S shares are identical, except as to minimum investment requirements and the services offered to and expenses borne by each class. Class S and Class I shares are offered continuously at net asset value ("NAV"). Class I shares are subject to shareholder service fees. Class I and Class S shares are subject to a contractual limit on total operating expenses. Income and realized/unrealized gains or losses are allocated to each class based on relative net assets. The investment advisor of the Funds is Ancora Advisors LLC (the "Advisor").

The Funds will deduct a 2% redemption fee from redemption proceeds if shares are purchased and then redeemed within 90 days. For the year ended December 31, 2021, the Income Fund – Class I collected $2,281 in redemption fees. For the year ended December 31, 2021, the Small-Mid Cap Fund – Class I collected $9,121 in redemption fees. For the year ended December 31, 2021, the MicroCap Fund – Class I collected $636 in redemption fees. For the year ended December 31, 2021, the Small-Mid Cap Fund – Class S did not collect any redemption fees. For the year ended December 31, 2021, the Dividend Value Equity Fund – Class I collected $1,117 in redemption fees.

Each Fund is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 946, *Financial Services – Investment Companies*.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

Security Valuation - All investments in securities are recorded at their estimated fair value, as described in Note 3.

Use Of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting year. Actual results could differ from those estimates.

Federal Income Taxes - The Funds' policy is to continue to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. It is the Funds' policy to distribute annually, prior to the end of the calendar year, dividends sufficient to satisfy excise tax requirements of the Internal Revenue Code. This Internal Revenue Code requirement may cause an excess of distributions over the book year-end accumulated income. In addition, it is the Funds' policy to distribute annually, after the end of the fiscal year, any remaining net investment income and net realized capital gains.

The Funds recognize the tax benefits of certain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Funds' tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed. Funds identify their major tax jurisdiction as U.S. Federal; however the Funds' are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

As of and during the year ended December 31, 2021, the Funds did not have a liability for any unrecognized tax benefits. The Funds recognize interest and penalty, if any, related to recognized tax benefits or income tax expense on the Statements of Operations. During the year ended December 31, 2021, the Funds did not incur any interest or penalties.

Distributions To Shareholders – The Income Fund intends to distribute substantially all of its net investment income, if any, as dividends to its shareholders on a monthly basis. The MicroCap Fund, Small-Mid Cap Fund, and Dividend Value Equity Fund intend to distribute substantially all of their net investment income, if any, as dividends to their shareholders on at least an annual basis. Distributions to shareholders are recorded on the ex-dividend date. All of the Funds intend to distribute their net realized long term capital gains and net realized short term capital gains, if any, at least once a year. The treatment for financial reporting purposes of distributions made to shareholders during the year from net investment income or net realized capital gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused by differences in the timing and recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature,

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

they are reclassified in the components of the net assets based on their ultimate characterization for federal income tax purposes. Any such reclassifications will have no effect on net assets, the results of operations, or net asset value per share of a fund. The permanent reclassifications were mainly due to return of capital distributions, net operating losses and the utilization of earnings and profits distributed to shareholders on redemption of shares.

Due to permanent book to tax differences, the following reclassifications were made:

	Distributable Earnings	Paid In Capital
Income Fund	$ 376	$ (376)
Small-Mid Cap Fund	$ (2,648,735)	$ 2,648,735
MicroCap Fund	$ 51,937	$ (51,937)
Dividend Value Fund	$ -	$ -

Other - The Funds follow industry practice and record security transactions based on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on an accrual basis. Discounts and premiums on securities purchased are amortized or accreted using the effective interest method. Withholding taxes on foreign dividends have been provided for in accordance with the Funds' understanding of the appropriate country's rules and tax rates.

The Funds may hold certain investments which pay dividends to their shareholders based upon available funds from operations. It is possible for these dividends to exceed the underlying investments' taxable earnings and profits resulting in the excess portion of such dividends being designated as a return of capital. Distributions received from investments in securities that represent a return of capital or capital gains are recorded as a reduction of the cost of investments or as a realized gain, respectively.

Expenses – Expenses incurred by the Trust that do not relate to a specific Fund of the Trust are allocated to the individual Funds based on each Fund's relative net assets or other appropriate basis as determined by the Board.

NOTE 3. SECURITIES VALUATIONS

The Funds utilize various methods to measure the fair value of their investments on a recurring basis. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Funds have the ability to access.

Level 2 - Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Funds' own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements - A description of the valuation techniques applied to the Funds' major categories of assets and liabilities measured at fair value on a recurring basis follows.

Money market funds are generally priced at the ending NAV provided by the service agent of the fund. The money market funds will be categorized as Level 1 within the fair value hierarchy.

Equity securities (common stocks including real estate investment trust senior securities, traditional preferred securities, investment companies, and corporate bond trust certificates) - are valued by using market quotations furnished by a pricing service when the Advisor believes such prices accurately reflect the fair value of such securities. Securities that are traded on any stock exchange are valued by the pricing service at the last quoted sale price. Lacking a last sale price, an exchange traded security is valued by the pricing service at its last bid price. Securities traded in the NASDAQ over-the-counter market are valued by the pricing service at the NASDAQ Official Closing Price. When market quotations are not readily available, when the Advisor determines that the market quotation or the price provided by the pricing service does not accurately reflect the current market value or when restricted or illiquid securities are being valued, such securities are valued at a fair price as determined by the Advisor in good faith, in accordance with guidelines adopted by and subject to review of the Board. Manually priced securities held by the Funds (if any) are reviewed by the Board on a quarterly basis. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified in Level 1 within the fair value hierarchy.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

Fixed income securities - Fixed income securities are valued by a pricing service when the Advisor believes such prices are accurate and reflect the fair value of such securities. If the Advisor decides that a price provided by the pricing services does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Advisor. Short term investments in fixed income securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation. Generally, fixed income securities are categorized as Level 2 within the fair value hierarchy.

The following table summarizes the inputs used to value each Fund's assets measured at fair value as of December 31, 2021:

Income Fund **Valuation Inputs of Assets ***	**Level 1**	**Level 2**	**Level 3**	**Total**
Bonds & Corporate Bond Trust Certs.	$ 2,356,200	$ 736,729	$ -	$ 3,092,929
Investment Companies	2,341,664	-	-	2,341,664
Traditional Preferred Securities	22,371,707	-	-	22,371,707
REIT Senior Securities	1,495,040	-	-	1,495,040
Senior Securities	1,787,411	-	-	1,787,411
Common Stocks	3,642,864	-	-	3,642,864
Money Market Funds	1,760,114	-	-	1,760,114
Total	$ 35,755,000	$ 736,729	$ -	$ 36,491,729

Small-Mid Cap Fund **Valuation Inputs of Assets ***	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 173,974,561	$ -	$ -	$ 173,974,561
Money Market Funds	4,187,615	-	-	4,187,615
Total	$ 178,162,176	$ -	$ -	$ 178,162,176

MicroCap Fund **Valuation Inputs of Assets ***	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 14,729,577	$ -	$ -	$ 14,729,577
Warrant	-	10,718	-	10,718
Total	$ 14,729,577	$ 10,718	$ -	$ 14,740,295

Dividend Value Equity Fund **Valuation Inputs of Assets ***	**Level 1**	**Level 2**	**Level 3**	**Total**
Common Stocks	$ 36,339,749	$ -	$ -	$ 36,339,749
Money Market Funds	1,206,709	-	-	1,206,709
Total	$ 37,546,458	$ -	$ -	$ 37,546,458

* The Funds did not hold any Level 3 assets during the year ended December 31, 2021. For more detail on the investments in securities please refer to the Schedules of Investments. The Funds did not hold any derivative investments at any time during the year ended December 31, 2021.

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

The following table sets forth a summary of the changes in the fair value of each Fund's investments in affiliated issuers during the year ended December 31, 2021:

Small-Mid Cap Fund

J. Alexander's Holdings, Inc. *	
Balance Beginning at December 31, 2020	$ 693,111
Net Realized Gain on Sale of Investments	384,758
Net Change in Unrealized Appreciation on Investment Securities	241,593
Purchases	-
Sales	(1,319,462)
Balance End at December 31, 2021	$ -
Dividend Income	$ -

MicroCap Fund

Coffee Holding Company, Inc. *	
Balance Beginning at December 31, 2020	$ 364,777
Net Realized Gain on Sale of Investments	78,493
Net Change in Unrealized Appreciation on Investment Securities	45,360
Purchases	-
Sales	(325,840)
Balance End at December 31, 2021	$ 162,790
Dividend Income	$ -

* Security is no longer affiliated as of December 31, 2021.

NOTE 4. FEES AND OTHER TRANSACTIONS WITH AFFILIATES

During 2021, Ancora joined Focus Financial Partners, LLC ("Focus"), a leading partnership of over 80 independent wealth management and financial services firms located throughout the United States and abroad via a merger agreement. The Ancora Group LLC is the parent company of the Advisor. The Ancora Group LLC is a wholly owned subsidiary of Ancora Holdings Group, LLC

Ancora Holdings Group, LLC which is a wholly owned subsidiary of Focus Operating, LLC, which is a wholly owned subsidiary of Focus LLC. Focus Financial Partners, LLC is the sole managing member of Focus LLC and is a public company traded on the NASDAQ Global Select Market. Ancora Advisors, LLC is managed by certain individuals ("Ancora Advisors, LLC Principals"), pursuant to a management agreement between Terza Partners, LLC and Ancora Advisors, LLC. The Ancora Advisors, LLC Principals serve as officers and leaders of Ancora Advisors, LLC and, in that capacity, are responsible for the management, supervision and oversight of Ancora Advisors, LLC. The Trust retains Ancora Advisors, LLC to manage the Funds' investments. Under the terms of the Investment Advisory Agreement, (the "Agreement"), the Advisor manages the Funds' investments in accordance with the stated policies of the Funds, subject to

FINANCIAL REVIEW

approval of the Board. The Advisor makes investment decisions for each Fund and places the purchase and sale orders for portfolio transactions.

As compensation for management services, Small-Mid Cap Fund and MicroCap Fund are obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 1.00% of the average daily net assets of each Fund. As compensation for management services, the Income Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.50% of the average daily net assets. As compensation for management services, the Dividend Value Equity Fund is obligated to pay the Advisor a fee computed and accrued daily and paid monthly at an annual rate of 0.75% of the average daily net assets of the Fund.   For the year ended December 31, 2021, the Advisor earned fees of $136,379 from the Income Fund, $1,719,037 from the Small-Mid Cap Fund, $144,743 from the MicroCap Fund, and $245,286 from the Dividend Value Equity Fund. At December 31, 2021, payables to the Advisor were $14,772, $136,873, $11,940, and $19,519 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

The Advisor has contractually agreed to waive management fees in order to limit total annual operating expenses (excluding dividend expenses relating to short sales, interest, taxes, brokerage commissions and the cost of acquired fund fees and expenses) for the Income Fund to 1.285% for Class I shares until May 1, 2022, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2021, the Advisor did not waive any management fees for the Income Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Small-Mid Cap Fund to 1.39% for Class I shares and 1.00% for Class S shares until May 1, 2022, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2021, the Advisor waived management fees of $127,484 for the Small-Mid Cap Fund Class S shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the MicroCap Fund to 1.60% for Class I shares until May 1, 2022, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2021, the Advisor waived management fees of $36,266 for the MicroCap Fund Class I shares. The Advisor has contractually agreed to waive management fees, to the extent of management fees, in order to limit total annual operating expenses for the Dividend Value Equity Fund to 1.00% for Class I shares until May 1, 2022, but can be terminated by a vote of the Board if they deem the termination to be beneficial to the Fund shareholders. For the year ended December 31, 2021, the Advisor waived management fees of $68,234 for the Dividend Value Equity Fund Class I shares.   The Advisor is entitled to recover such waived amounts within the same fiscal year in which the Advisor reduced its fee. No recoupment will occur except to the extent that the Funds' expenses, together with the amount recovered, do not exceed the applicable expense limitation within the same fiscal year.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

The Funds have entered into an Administration Agreement with The Ancora Group, LLC, an affiliate of the Advisor. Pursuant to the Administration Agreement, each of the Funds will pay an administration fee equal to 0.10% of average net assets of each Fund monthly. Under the Administration Agreement, The Ancora Group, LLC will assist in maintaining office facilities, furnish clerical services, prepare and file documents with the Securities and Exchange Commission, coordinate the filing of tax returns, assist with the preparation of the Funds' Annual and Semi-Annual Reports to shareholders, monitor the Funds' expense accruals and pay all expenses, monitor the Funds' sub-chapter M status, maintain the Funds' fidelity bond, monitor each Fund's compliance with such Funds' policies and limitations as set forth in the Prospectus and Statement of Additional Information and generally assist in the Funds' operations. For the year ended December 31, 2021, the Funds paid $27,276 from the Income Fund, $171,904 from the Small-Mid Cap Fund, $14,474 from the MicroCap Fund, and $32,705 from the Dividend Value Equity Fund. As of December 31, 2021, The Ancora Group, LLC was owed $2,954, $14,815, $1,243, and $3,082 by the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively, for administrative services.

The Trust retained Arbor Court Capital LLC (the "Distributor"), to act as the principal distributor of its shares. The Distributor charges $8,000 per year for its services which is paid by the Advisor. The Distributor is an affiliated entity to the Trust's transfer agent and fund accountant. Pursuant to the Shareholder Services Agreement with The Ancora Group, LLC, each of the Funds will pay a shareholder service fee equal to 0.01% of average net assets of the Class I Shares.

Certain officers of the Trust are also officers or employees of the Advisor or its affiliates. They receive no fee for serving as officers of the Trust.

NOTE 5. INVESTMENTS

For the year ended December 31, 2021, purchases and sales of investment securities, other than short-term investments, in-kind purchases and sales, and short-term U.S. Government obligations were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Purchases				
U.S. Government Obligations	$ 738,984	$ -	$ -	$ -
Other	$ 23,787,223	$141,251,433	$ 6,000,412	$ 4,547,651

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Sales				
U.S. Government Obligations	$ 935,586	$ -	$ -	$ -
Other	$ 9,749,791	$144,895,087	$ 5,673,384	$ 3,756,695

FINANCIAL REVIEW

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

At December 31, 2021, the costs of securities for federal income tax purposes were $34,782,790, $144,668,014, $12,484,454, and $25,049,184 for the Income Fund, Small-Mid Cap Fund, MicroCap Fund, and Dividend Value Equity Fund, respectively.

As of December 31, 2021, the net unrealized appreciation (depreciation) of investments for tax purposes was as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Gross Appreciation	$ 1,896,709	$ 38,230,319	$ 3,595,242	$ 12,533,038
Gross (Depreciation)	(187,770)	(4,736,157)	(1,339,401)	(35,764)
Net Appreciation on Investments	$ 1,708,939	$ 33,494,162	$ 2,255,841	$ 12,497,274

The difference between book and tax unrealized is mainly attributable to the tax deferral of wash sales, return of capital from underlying investments, and partnership investments.

NOTE 6. DISTRIBUTIONS TO SHAREHOLDERS

The tax character of distributions paid during the year ended December 31, 2021 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$1,209,184	$10,308,871	$ -	$ 355,312
Long-term capital gain	-	22,676,787	-	35,360
Return of capital	40,509	-	-	-
	$1,249,693	$32,985,658	$ -	$ 390,672

The tax character of distributions paid during the year ended December 31, 2020 is as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Ordinary income	$ 794,715	$ 512,292	$ -	$ 326,833
Long-term capital gain	-	-	-	13,396
Return of capital	603,878	-	-	-
	$1,398,593	$ 512,292	$ -	$ 340,229

As of December 31, 2021, the following Funds had the following capital loss carryforwards for federal income tax purposes. These capital loss carryforwards may be utilized in future years to offset net realized capital gains, if any, prior to distributing such gains to shareholders and may be carried forward indefinitely retaining their character as short-term and/or long-term. The Income Fund utilized $547,998 of its capital loss carryforward during the year ended December 31, 2021. The MicroCap Fund utilized $1,968,194 of its capital loss carryforward during the year ended December 31, 2021.

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

The Dividend Value Equity Fund utilized $623,414 of its capital loss carryforward during the year ended December 31, 2021.

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Short-Term Capital Loss Carry Forward	$ (738,952)	$ -	$ -	$ -
Long-Term Capital Loss Carry Forward	(633,361)	-	(1,723,926)	-
Total Capital Loss Carry Forward	$(1,372,313)	$ -	$(1,723,926)	$ -

As of December 31, 2021, the components of distributable earnings (accumulated deficit) on a tax basis were as follows:

	Income Fund	Small-Mid Cap Fund	MicroCap Fund	Dividend Value Equity Fund
Accumulated undistributed ordinary income (loss)	$ -	$ 2,070,169	$ -	$ 44,707
Accumulated undistributed capital gain (loss)	-	831,011	-	-
Other accumulated losses	(1,372,313)	-	(1,723,926)	-
Unrealized appreciation (depreciation)	1,708,939	33,494,162	2,255,841	12,497,274
	$ 336,626	$ 36,395,342	$ 531,915	$ 12,541,981

NOTE 7. BENEFICIAL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of December 31, 2021, National Financial Services, LLC owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	67.27%
Small-Mid Cap Fund	48.82%
MicroCap Fund	67.52%
Dividend Value Equity Fund	61.64%

As of December 31, 2021, Charles Schwab & Co., Inc. owned, for the benefit of its customers, the following percentages of the outstanding shares:

Income Fund	25.46%
Dividend Value Equity Fund	29.78%

Ancora Trust
Notes to the Financial Statements (CONTINUED)
December 31, 2021

NOTE 8. MARKET RISK

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Funds' operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact on economies, markets, industries and individual companies, are not known. The extent of the impact to the financial performance and the operations of the Funds will depend on future developments, which are highly uncertain and cannot be predicted.

NOTE 9. SUBSEQUENT EVENTS

The Funds are required to recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the Statements of Assets and Liabilities. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Funds are required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated the impact of all subsequent events on the Funds through the issuance date of these financial statements and has noted no such events requiring accounting or disclosure.

Ancora Trust
Additional Information
December 31, 2021

PORTFOLIO HOLDINGS DISCLOSURE POLICY (UNAUDITED)

The Funds' disclose their portfolio holdings in the following manner: (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-PORT; (ii) the Funds' form N-PORT are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders' (iii) the Funds' Form N-PORT may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds' internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter' and (v) is available upon request by contacting the Funds in writing or by phone.

PROXY VOTING (UNAUDITED)

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities and information regarding how the Funds voted those proxies during the most recent 12 month period ended June 30, is available without charge upon request by (1) calling the Funds at (866) 626-2672; and (2) from the Funds' documents filed with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

SHAREHOLDER MEETING (UNAUDITED)

At a Special Meeting of Shareholders held on November 17, 2021, to approve a new Investment Advisory Agreement between the Trust, on behalf of each Fund, and Ancora Advisors, LLC.

Fund	Shares Voted In Favor
Income Fund	2,743,007
Small-Mid Cap Fund	5,274,210
MicroCap Fund	793,221
Dividend Value Equity Fund	2,217,181

ADVISORY RENEWAL AGREEMENT (UNAUDITED)

Approval of Investment Advisory Agreements.

At a Board meeting held on September 15, 2021, an Interim Advisory Agreement and a New Advisory Agreement (the "Advisory Agreements") between Ancora Trust, on behalf of the Funds and Ancora Advisors, LLC (the "Adviser") was approved.

Representatives of the Adviser informed the Board that on August 31, 2021, Ancora Holdings Inc. ("Ancora Holdings"), the parent company of the Adviser, entered into an agreement and plan of merger (the "Transaction Agreement") with Focus Financial Partners Inc. ("Focus"), a partnership of independent fiduciary wealth management firms

FINANCIAL REVIEW

(the "Transaction"). Counsel informed the Board that the Closing of the Transaction (the "Closing") would result in a change of control of the Adviser (the "Change of Control"). Consistent with applicable requirements under the Investment Company Act of 1940, as amended (the "1940 Act"), the Existing Advisory Agreement contains a provision that the agreement would automatically terminate in the event of its "assignment" (as defined in the 1940 Act). The Change of Control would cause the "assignment" of the Existing Advisory Agreement, triggering the automatic termination of such agreement.

The Board was advised that to provide for continuity in the operation of the Funds, the Board was being asked to approve an interim investment advisory agreement between the Adviser and the Trust, on behalf of each Fund the form of which is contained in the Board Book (the "Interim Advisory Agreement") that would take effect immediately upon Closing. Counsel advised the Board that, in reliance upon applicable rules under the 1940 Act, the Adviser would be permitted to provide investment advisory services to the relevant Funds under the Interim Advisory Agreement for up to 150 days following Closing, and could do so without having received the prior approval of shareholders of the relevant Funds. The Trustees were informed that the terms and conditions of the Interim Advisory Agreement are <u>substantially identical</u> to the Existing Advisory Agreement, except for duration, termination and certain provisions for the deposit of fees in escrow during the term of the agreement.

Counsel informed the Trustees that pursuant to Rule 15a-4 under the 1940 Act, compensation earned by the Adviser under the Interim Advisory Agreement would be held in an interest-bearing escrow account. If Shareholders of a Fund approve the New Advisory Agreement prior to the end of the 150-day period with respect to such Fund, the amount held in the escrow account under the Interim Advisory Agreement would be paid to the Adviser. If Shareholders of a Fund do not approve the New Advisory Agreement prior to the end of the 150-day period, the Board would take such actions as it deems to be in the best interests of the Fund, and the Adviser would be paid the lesser of its costs incurred in performing its services under the Interim Advisory Agreement or the total amount held in the escrow account with respect to such Fund under the Interim Advisory Agreement, plus interest earned on such amount. The Interim Advisory Agreement may be terminated by the Trust on ten days written notice to the Adviser.

Counsel further informed the Board that to continue to provide for continuity in the operation of the Funds beyond the 150-day interim period, Trustees were being asked to approve a new investment advisory agreement between the Adviser and the Trust, on behalf of each Fund, the form of which is contained in the Board Book (the "New Advisory Agreement" and, collectively with the Interim Advisory Agreement, the "Advisory Agreements"). Under the New Advisory Agreement, the Adviser would provide investment advisory services to each Fund on substantially the same terms and for the same fees that are currently in effect. The Board was informed that none of the Funds' investment objectives would change as a result of the Transaction. In addition, the Board was informed that the investment advisory personnel who currently manage the Funds are expected to continue to do so after Closing. The Trustees were informed that

FINANCIAL REVIEW

the Transaction would not alter any Fund's investment objective(s) and strategies, change the name of any Fund, or cause a change to the advisory fees.

Representatives of the Adviser advised that they do not anticipate any changes to the organization and structure of the Funds. The Funds and their investment objective and strategies would not change as a result of the completion of the Transaction, and each shareholder would still own the same number of shares of the same Fund. Counsel advised the Trustees that they would continue in office after the Closing and will continue to make decisions regarding the independent registered public accounting firm, custodian, administrator, distributor and transfer agent of the Funds. No changes to the Funds' existing service providers other than the investment adviser are proposed, planned or anticipated by the Adviser at this time.

The Trustees were informed that the advisory fee rates under the New Advisory Agreement with respect to each Fund are the same as the fee rates under each Fund's Existing Advisory Agreement. The Adviser advised the Board that it does not anticipate that the Transaction will result in any reduction in the quality of services now provided to the Funds or have any adverse effect on the ability of the Adviser to fulfill its obligations to the Funds.

In their consideration of the approval of the Advisory Agreements, the Board was provided with certain materials contained in the Board Book. During the Meeting, senior representatives of the Adviser provided information to the Board regarding the Adviser's personnel and operations. The Board reviewed the Advisory Agreements provided to them in the Board Book. The Board also reviewed the terms of the Transaction and considered its possible effects on the Funds and their Shareholders. At the Board meeting and throughout the process of considering the Transaction, the Trustees were advised by counsel to the Trust and were provided with a Memorandum of counsel to the Trust outlining the duties of the Board with respect to approval of the Advisory Agreements.

During the Board meeting, representatives of the Adviser indicated their belief, based on discussions with Focus, that the Transaction would not adversely affect (i) the continued operation of the Funds; or (ii) the capabilities of the senior personnel and investment advisory personnel of the Adviser who currently manage the Funds to continue to provide these and other services to the Funds at the current level. The Adviser recommended that the Board approve the Interim Advisory Agreement and the New Advisory Agreement and that the Board recommend that Shareholders approve the New Advisory Agreement. In connection with the Board's review of the Advisory Agreements, key personnel of the Adviser advised the Board about a variety of matters, including the following:

● No material changes are currently contemplated as a result of the Transaction in the nature, quality, or extent of services currently provided to the Funds and their shareholders, including investment management or other shareholder services.
● All of the key investment advisory personnel of the Adviser who currently assist in the management of the Funds are expected to continue to do so after the Transaction.

FINANCIAL REVIEW

●   The terms and conditions of the Advisory Agreement, including each Fund's contractual fee rate, will remain substantially identical.

●   In addition, the current operating expense limits for each Fund will remain in effect after Closing until at least the end of the initial two-year term of the New Advisory Agreement.

●   The strong compliance culture and financial resources of Focus and the potential benefits to shareholders of the Funds of the Adviser becoming a wholly-owned subsidiary of Focus.

●   As noted by Counsel, Focus has agreed that it will conduct its business, and will, to the extent within its reasonable control, cause each of its affiliates to conduct their businesses, in a manner to enable reliance upon the conditions of Section 15(f) of the 1940 Act, including not imposing any "unfair burden" on the Funds for at least two years from the Closing.

In their deliberations, the Board considered the factors discussed below, among others. The Trustees did not identify any particular factor or piece of information that was all-important or controlling, and each Trustee may have attributed different weights to the various factors:

The nature, extent and quality of the services provided and to be provided by the Adviser. The Board considered the Adviser's favorable attributes, including its investment philosophy, investment management capabilities, experienced leadership and reputation. The Board also considered: the capabilities, resources, and personnel of the Adviser, in order determine whether the Adviser is capable of continuing to provide the same level of investment management services currently provided to each Fund. The Board also reviewed information provided by Focus related to its business, legal and regulatory affairs. This review considered the resources available to the Adviser to provide the services specified under the New Advisory Agreement. In addition, the Board considered that it is anticipated that all of the portfolio managers currently managing the Funds are expected to continue to do so following the Transaction.

Based on its review of materials prepared for the Meeting, the Board considered the experience and qualifications of the personnel of the Adviser who will be responsible for continuing to provide services to the Funds.

The Board concluded that the Adviser will be capable of continuing to provide investment advisory services of the same high quality as the investment advisory services previously provided to the Funds.

The investment performance of the Funds achieved by the Adviser. The Board considered that it is anticipated that all of the portfolio managers and other key investment personnel currently managing the Funds are expected to continue to do so following the Transaction. The Board was provided with information describing the performance of

FINANCIAL REVIEW

each of the Funds for various trailing time periods, on an absolute basis as well as relative to each Fund's benchmark index and peer group. The Board was also provided with information on ratings of the Funds by Morningstar. Mr. Spidalieri commented on these materials. The Board considered that Ancora Income Fund outperformed its benchmark index for the most recent 1-year, 3-year, 5-year and 10-year periods and was in the first quartile of its peer group in five of the last ten calendar years. The Board considered that Ancora/Thelen Small-Mid Cap Fund outperformed its benchmark index for the most recent 1-year period but slightly underperformed its benchmark index for the most recent 3-year and 5-year periods, and was in the first or second quartile of its peer group in four of the last seven calendar years (the only years for which such data is available). The Board considered that Ancora Microcap Fund outperformed its benchmark index for the most recent 1-year period but underperformed its benchmark index for the most recent 3-year, 5-year and 10-year periods and was in the first or second quartile in its peer group in four of the last ten calendar years. Also, the Board considered that Ancora Dividend Value Fund slightly underperformed its benchmark index for the most recent 1-year period but outperformed its benchmark index for the period from its inception (May 9, 2019), the only periods for which such data is available, and was in the first quartile in its peer group for the only calendar year for which such data is available. The Board concluded that the investment performance of the Funds remained competitive relative to their respective asset classes and investment styles. The Trustees noted that based on the information presented at the Meeting and its discussion with the Adviser, it believes that the Adviser is capable of generating a level of long-term investment performance that is appropriate in light of each Funds' investment objectives, policies and strategies and competitive with many other investment companies.

The extent to which the Adviser will realize economies of scale as the Trust grows larger and whether fee levels reflect these economies of scale for the benefit of Fund shareholders. The Board evaluated potential or anticipated economies of scale in relation to the services the Adviser provides to each Fund. The Board noted that at this time, the fee structure does not account for the benefit of economies of scale because the Funds have insufficient assets for economies of scale to be realized. Currently, the fee structure provides for a flat percentage rate. Once assets under management grow to substantially higher levels, economies of scale may begin to take effect and benefit the Advisor. At such future time, it may be appropriate for the Board to review the fee structure to determine whether the management fees as a percent of assets under management might be reduced.

Total expenses of the Funds and competitiveness of fees to be paid to the Adviser. The Board considered that the terms and conditions of the New Advisory Agreement, including each Fund's contractual fee rate, will remain substantially identical to the existing fee rate for each Fund, for the initial two-year term of the New Advisory Agreement. The Board also noted that the Adviser has contractually agreed to maintain all of the current operating expense limits, pursuant to a new Fee Waiver Agreement (with substantially identical terms to the existing Fee Waiver Agreement), which will remain in effect after Closing until at least the end of the initial two-year term of the New Advisory Agreement, whereby it will waive a portion of its advisory fees so that each

FINANCIAL REVIEW

Fund does not exceed its operating expense limitation. The Board also reviewed information regarding management fees charged by advisers to other smaller funds. This chart showed that the management fees charged to the Funds are competitive with the fees paid by many other comparably sized funds. In light of these comparisons, the Board concluded that the terms of the Agreement are fair and reasonable.

The profits to be realized by the Adviser and its affiliates, from their relationship with the Trust. The Board considered potential benefits the Adviser and its affiliates may derive from their relationship with the Funds, including compensation received by the Ancora Group for the provision of certain shareholder and administrative services to the Funds. The Board noted that the Funds are not expected to have substantial assets for some time, and, therefore, it is not anticipated that the Agreement will be unduly profitable to the Advisor. The Board noted that at this time the Adviser's compensation is not high relative to the experience of the Adviser and the nature and quality of the services performed by the Adviser. The Board considered the Adviser's representation that it anticipates profitability for the Adviser under the New Advisory Agreement to be similar to profitability for the Adviser during recent periods. The Board noted that it would have the opportunity to give further consideration to the Adviser's profitability with respect to the Funds at the end of the initial two-year term of the New Advisory Agreement.

Other Considerations. In approving the Advisory Agreements, the Board considered that the Adviser will be making a commitment to the retention and recruitment of high quality personnel, and has undertaken to maintain the same level of financial, compliance and operational resources reasonably necessary to manage the Funds in a professional manner that is consistent with the best interests of the Funds and their shareholders and that has previously been provided to the Funds. The Board also considered that the Adviser has undertaken to make a commitment to the management and success of the Funds, and to employ its resources in an effort to both maintain and grow the Funds by seeking out expanded distribution opportunities, where possible. The Board also considered the strong compliance culture and financial resources of Focus and the potential benefits to shareholders of the Funds of the Adviser becoming a wholly-owned subsidiary of Focus.
Conclusions. In approving the Advisory Agreements, the Board concluded that the terms of the Advisory Agreements are fair and reasonable and that approval of the New Advisory Agreement is in the best interests of each Fund and its shareholders. In reaching this determination, the Board considered that the Adviser provided a high level of service to each Fund; that it has confidence in the Adviser's capabilities to continue to manage the Funds consistently with their respective specified investment objective and strategies; that each Fund's fee structure appeared to the Board to be reasonable and fair given the nature and quality of services provided; and that the benefits that will accrue to the Adviser by virtue of its relationship to the Funds are reasonable in comparison with the benefits accruing to each Fund. After this review and discussion, the Board concluded that the approval of the New Advisory Agreement for an initial two-year term was in the best interests of each Fund and its shareholders.

As discussed above, the Board, including the Independent Trustees, unanimously approved the Interim Advisory Agreement. To assure continuity of advisory services, the

FINANCIAL REVIEW

Interim Advisory Agreement will take effect with respect to a Fund upon the Closing of the Transaction. The terms of the Interim Advisory Agreement are substantially identical to those of the Existing Advisory Agreement and New Advisory Agreement, in each case except to reflect the duration, termination and escrow provisions described in the Proxy Statement. In light of the foregoing, the Trustees, including the Independent Trustees, unanimously determined that the scope and quality of services to be provided to the Funds under the Interim Advisory Agreement are at least equivalent to the scope and quality of services provided under the Existing Advisory Agreement.

In determining whether to approve the Advisory Agreements, the Board considered the fairness and reasonableness of the terms of the Agreements with respect to each Fund. The Board considered the factors discussed above, among others. No single factor determined whether the Board approved the continuation of the Agreement. Instead, the Board made its decision based on a totality of the circumstances.

After its consideration of the above, the Board concluded that the terms of the Advisory Agreements are fair and reasonable and in the best interests of each Fund and its respective shareholders.

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED)

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs; redemption fees; and exchange fees; and (2) ongoing costs, including management fees; service fees; and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2021 to December 31, 2021.

Actual Expenses
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During the Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Ancora Income Fund	Beginning Account Value July 1, 2021	Ending Account Value December 31, 2021	Expenses Paid During the Period* July 1, 2021 to December 31, 2021
Actual			
Class I	$1,000.00	$1,023.89	$5.15
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.11	$5.14
*Expenses are equal to the Fund's annualized expense ratio of 1.01%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).			

FUND EXPENSES

ABOUT YOUR FUND'S EXPENSES - (UNAUDITED) (CONTINUED)

Ancora/Thelen Small Mid-Cap Fund	Beginning Account Value July 1, 2021	Ending Account Value December 31, 2021	Expenses Paid During the Period* July 1, 2021 to December 31, 2021
Actual			
Class I	$1,000.00	$1,018.49	$6.21
Class S	$1,000.00	$1,019.46	$5.09
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,019.06	$6.21
Class S	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.22% and 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora MicroCap Fund	Beginning Account Value July 1, 2021	Ending Account Value December 31, 2021	Expenses Paid During the Period* July 1, 2021 to December 31, 2021
Actual			
Class I	$1,000.00	$988.16	$8.02
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,017.14	$8.13

* Expenses are equal to the Fund's annualized expense ratio of 1.60%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Ancora Dividend Value Equity Fund Fund	Beginning Account Value July 1, 2021	Ending Account Value December 31, 2021	Expenses Paid During the Period* July 1, 2021 to December 31, 2021
Actual			
Class I	$1,000.00	$1,125.69	$5.36
Hypothetical (5% Annual Return before expenses)			
Class I	$1,000.00	$1,020.16	$5.09

* Expenses are equal to the Fund's annualized expense ratio of 1.00%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

TRUSTEES & OFFICERS (UNAUDITED)

The Board of Trustees is responsible for managing the Funds' business affairs and for exercising each Fund's powers except those reserved for the shareholders. The day-to-day operations of the Funds are conducted by its officers. The following table provides biographical information with respect to each current Trustee and officer of the Funds.

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Independent Trustees:					
Frank J. Roddy 29500 Solon Road Solon, OH 44139 60	Trustee	Since April 30, 2019	Retired Executive Vice President of Finance and Administration at Swagelok Company from 2012 until 2018.	4	Member of: Board of Cleveland Central Catholic High School; Former Northeast Ohio Alumni Advisory Board for Ernst & Young; Former Cleveland Advisory Board of FM Global; Former Conrad Companies Board of Advisors; Former VEC Inc. Advisory Board; and Former Swagelok Company Advisory Board.
Jennifer A. Rasmussen 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 47	Trustee	Since April 30, 2019	Chief Operating Officer of FSM Capital Management, LLC, since July 2007.	4	None.
Cindy Flynn 1801 East 9th Street Cleveland, OH 44114 57	Trustee	Since April 30, 2019	Chief Marketing and Communications Officer of Union Home Mortgage Corp., since 2019; previously, Executive Vice President and Chief Administrative Officer of New York Community Bancorp, Inc.	4	Board Member of Union Home Mortgage Advisory Board; Greater Cleveland Sports Commission; University Hospitals Cleveland Medical Center; Rainbow Babies & Children's Foundation; Western Reserve Historical Society; and the Recreation League of Cleveland
Frank DeFino 2181 Enterprise Parkway Twinsburg, OH 44087 67	Trustee	Since June 2014	President and owner of AJD Holding Co. (private equity firm) since 1976.	4	None.

[1] Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.

For the year ended December 31, 2021, trustees, Frank DeFino, Frank J. Roddy, Jennifer A. Rasmussen, and Cindy Flynn, were each paid a fee of $25,000.

TRUSTEES & OFFICERS (UNAUDITED) (CONTINUED)

Name, Address and Age	Position(s) Held with the Fund	Term of Office [1] and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Interested Trustee:					
John Micklitsch [2] 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 52	Trustee	Since April 30, 2019	Chief Investment Officer of Terza Partners LLC, Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Investment Officer of Ancora Advisors LLC since 2011; Chief Investment Officer of Ancora Group, Inc. 2011 to 2021; Chief Investment Officer of Ancora Holdings Inc. 2015 to 2021; Member of the Executive Committee of the Ancora entities since 2010.	4	Board Member of Biltmore Trust
Officers:					
Joseph M. Spidalieri 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 43	Chief Compliance Officer	Since March 1, 2011	Chief Operating Officer of Terza Partners LLC, Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Operating Officer of Ancora Holdings Inc. 2017 to 2021; Chief Operating Officer of Ancora Advisors LLC since 2017; Chief Compliance Officer of Ancora Advisors LLC until 2017; Chief Compliance Officer of The Ancora Group Inc. 2011 to 2017; Chief Compliance Officer of Ancora Holdings Inc. 2015 to 2017; Director of Compliance of Ancora Securities, Inc. and Ancora Capital Inc. from 2011 to 2012.	4	None.
Bradley A. Zucker 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 44124 48	President & Treasurer Secretary	Since December 4, 2017 Since November 15, 2003	Chief Administrative Officer of Ancora Holdings Group, LLC and The Ancora Group LLC since 2021; Chief Administrative Officer of Ancora Holdings, Inc., 2020 to 2021; Chief Financial Officer of Ancora Advisors LLC from 2003 to 2020; Chief Financial Officer of The Ancora Group Inc. from 2010 to 2020; Chief Financial Officer of Ancora Holdings Inc. from 2015 to 2020; Chief Financial Officer and Director of Ancora Securities, Inc. from 2001 to 2012; Chief Financial Officer of Ancora Capital Inc. from 2002 to 2012; member of the Executive Committee for the Ancora entities until 2016	4	None.

(1) Each trustee holds office for an indefinite term until the earlier of (i) the election of his or her successor, (ii) mandatory retirement age of 75, or (iii) the date the trustee dies, resigns or is removed.
(2) John Micklitsch is considered an "interested person" as defined in Section 2(a)(19) of the 1940 Act by virtue of his affiliation with Ancora Advisors LLC.

PRIVACY POLICY

FACTS	WHAT DOES ANCORA TRUST ("ANCORA") DO WITH YOUR PERSONAL INFORMATION?
WHY?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
WHAT?	The types of personal information we collect and share depend on the product or service you have with us. This information may include, but is not limited to, the following: • Social security number • Account Numbers • Risk tolerance • Wire transfer instructions • Income • Contact Information • Transaction history • Investment Experience • Assets • Account Balances
HOW?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Ancora chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does Ancora Share?	Can you limit this sharing?
For our everyday business purposes - such as to process your transactions, maintain your accounts(s) or respond to court orders and legal investigations.	Yes	No
For our marketing purposes - to offer our products and services to you	Yes	No
For joint marketing with other financial companies	No	We don't share
For our affiliates' everyday business purposes - information about your transactions and experiences	No	We don't share
For our affiliates' everyday business purposes – information about your creditworthiness	No	We don't share
For our affiliates to market to you	No	We don't share
For nonaffiliates to market to you	No	We don't share

Pandemic response	All medical information confidential (42 U.S.C. § 12112(d)(3)(B) and 12112(d)(4)), including information related to symptoms of COVID-19 or a diagnosis of COVID-19. This includes all test results, temperature screening logs, questionnaires, and other medical information being obtained. Temperature screening machines and other protective measures may be used at our business locations to protect clients and employees from transmitting illnesses. Only employees with a need to know will have access to client's medical information. Employees will be trained on the collection and protection of client information.
Questions?	Call Joseph Spidalieri at (216) 593-5007

PRIVACY POLICY

Page 2 Privacy Policy	
Who we are	
Ancora Trust	Ancora Trust is the Trust of the Ancora Mutual Funds.
What we do	
How does Ancora protect my personal information?	To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.
How does Ancora collect my personal information?	We collect your personal information, for example, when you ▪ Open an account ▪ Seek financial advice ▪ Make deposits or withdrawals from your account ▪ Tell us about your investment or retirement portfolio ▪ Give us your employment history
Why can't I limit all sharing?	Federal law gives you the right to limit only ▪ sharing for affiliates' everyday business purposes—information about your creditworthiness ▪ affiliates from using your information to market to you ▪ sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing.
Definitions	
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with our affiliates.*
Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. ▪ *Ancora does not share with nonaffiliates so they can market to you.*
Joint Marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ *Ancora does not jointly market.*

This Page Was Left Blank Intentionally

This Page Was Left Blank Intentionally

INVESTMENT ADVISOR
Ancora Advisors LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124

DISTRIBUTOR
Arbor Court Capital LLC
8000 Town Center Drive, Suite 400
Broadview Heights, Ohio 44147

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Cohen & Company, Ltd.
1350 Euclid Avenue, Suite 800
Cleveland, Ohio 44115

LEGAL COUNSEL
McDonald Hopkins LLC
2100 Bank One Center
600 Superior Avenue E.
Cleveland, Ohio 44114

CUSTODIAN
U.S. Bank N.A.
425 Walnut Street
Cincinnati, Ohio 45202

TRANSFER AGENT
AND FUND ACCOUNTANT
Mutual Shareholder Services, LLC.
8000 Town Centre Drive, Suite 400
Broadview Heights, Ohio 44147

This report is intended only for the information of shareholders or those who have received the Funds' prospectus which contains information about the Funds' management fee and expenses. Please read the prospectus carefully before investing.

The Funds' Statement of Additional Information includes additional information about the Funds and is available upon request at no charge by calling the Fund.

Distributed by Arbor Court Capital LLC Member FINRA/SIPC